Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
(“Parent”),

GRIFFIN SAS, LLC
(“Merger Sub”)

and

SIGNATURE OFFICE REIT, INC.
(the “Company”)

Dated as of November 21, 2014

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER, dated as of November 21, 2014 (this “Agreement”), is made by and among Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (“Parent”), Griffin SAS, LLC, a Maryland limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Signature Office REIT, Inc., a Maryland corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, the Company is a Maryland corporation operating as a real estate investment trust for U.S. federal income Tax purposes;
WHEREAS, Parent is a Maryland corporation operating as a real estate investment trust for U.S. federal income Tax purposes;
WHEREAS, the parties hereto wish to effect a business combination transaction in which the Company will be merged with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”), and each outstanding share of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the MLLCA;
WHEREAS, the Company Board has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;
WHEREAS, the Parent Board has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;
WHEREAS, the Company Board has directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement, be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement;
WHEREAS, Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;
WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code; and
WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
DEFINITIONS
Section 1.1    Definitions.
(a)    In addition to certain other terms defined herein, for purposes of this Agreement:
“Action” shall mean any claim, action, suit, charge, demand, directive, inquiry, subpoena, proceeding, arbitration, mediation or other investigation.
“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention stock option, restricted stock, profits interest unit, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.
“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).
“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
“Company Affiliate Transaction” shall mean any transaction, agreement, arrangement or understanding between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.
“Company Confidentiality Agreement” shall mean the letter agreement, dated March 21, 2014, between the Company and Parent, as amended, modified or supplemented from time to time.
“Company Credit Agreement” shall mean the Credit Agreement, dated September 26, 2012, among the Company Operating Partnership, as the borrower, the various lenders named therein; Regions Capital Markets, U.S. Bank National Association, and J.P. Morgan Securities LLC, serving as joint lead arrangers and bookrunners; Regions Bank, serving as administrative agent; U.S. Bank National Association and JP Morgan Chase Bank, N.A., serving together as syndication agents; and PNC Bank National Association, Union Bank, N.A. and Fifth Third Bank, serving together as documentation agents, as amended, modified or supplemented through the date hereof.
“Company Entities” shall mean the Company and the Company Subsidiaries.
“Company Equity Plan” shall mean the Company’s 2010 Long-Term Incentive Plan.
“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a), “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of the Company to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect commercial office or industrial REITs generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal, regulatory, or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Merger or other transactions contemplated by this Agreement, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Parent, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Company Property that is substantially covered by insurance, or (x) changes in Law or GAAP or the interpretation thereof, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial office or industrial REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the commercial office or industrial REIT industry in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.
“Company Operating Partnership” shall mean Signature Office Operating Partnership, L.P., a Delaware limited partnership.
“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.
“Company Subsidiary” shall mean the Company Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) the Company and/or the Company Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) the Company and/or any Person that is a Company Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) the Company and/or the Company Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.
“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“Environmental Law” shall mean any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.
“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Ratio” shall mean 2.04 shares of Parent Common Stock for each one share of Company Common Stock, subject to adjustment as provided in Section 3.1(d).
“Expense Amount” shall mean an amount, not to exceed $3,000,000, equal to the sum of all documented reasonable and necessary Expenses paid or payable by any of the Company or the Parent, as applicable, in connection with this Agreement, the Merger or any transactions contemplated by this Agreement.
“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Proxy Statement, the solicitation of the Company Stockholder Approval and SPT Approval, engaging the services of the Exchange Agent, obtaining Third Party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.
“GAAP” shall mean the United States generally accepted accounting principles.
“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission (including the IRS and any other U.S. federal authority, board, bureau, agency, commission or other body and any state, local and/or foreign Tax authority, board, bureau, agency, commission or other body) or self-regulatory organization.
“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.
“Indebtedness” shall mean, with respect to any Person, without duplication, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.
“Indemnitee” shall mean any individual who, at or at any time prior to the Effective Time, was an officer, director, partner, member, trustee or agent of the Company or served on behalf of the Company as an officer, director, partner, member or trustee of any of the Company Subsidiaries.
“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.
“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
“IRS” shall mean the United States Internal Revenue Service or any successor agency.
“knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent Parties, as applicable, after inquiry reasonable under the circumstances: (i) for the Company, each person identified in Section 1.1 of the Company Disclosure Letter; and (ii) for any of the Parent Parties, each person identified in Section 1.1 of the Parent Disclosure Letter.
“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.
“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other Third Party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.
“Liquidity Event” shall mean any transaction or series of transactions that, after giving effect thereto, results in the occurrence of any of the following: (i) listing of the Parent Common Stock on a national securities exchange; (ii) sale of all, or substantially all, of the assets of Parent to another entity that has securities listed on a national securities exchange; or (iii) whether such transaction occurs by sale, exchange, merger, conversion, recapitalization or other business combinations, the record holders of the Parent Common Stock prior to such transaction having record ownership of less than 50% of the outstanding securities of the surviving or acquiring company if such equity securities are listed on a national securities exchange.
“MGCL” shall mean the Maryland General Corporation Law, as amended.
“MLLCA” shall mean the Maryland Limited Liability Company Act, as amended.
“Observer Period” shall mean the period commencing on the Closing Date and ceasing at the earlier of (i) the second (2nd) anniversary of the Closing Date, (ii) a Liquidity Event, or (iii) the date on which the Observer is appointed or elected as a member of the Parent Board; provided, however, that the Parent Board is not required to appoint or nominate the Observer to the Parent Board and the Observer is not required to accept such appointment or nomination; provided further, if the Observer does not accept such appointment or nomination, the Observer Period terminates immediately.
“Order” shall mean a judgment, order or decree of a Governmental Authority.
“Parent Affiliate Transaction” shall mean any transaction, agreement, arrangement or understanding between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.
“Parent Confidentiality Agreement” shall mean the letter agreement, dated June 3, 2014, between the Company and Parent, as amended, modified or supplemented from time to time.
“Parent Employee” shall mean any employee of the Parent or any of the Parent Subsidiaries.
“Parent Entities” shall mean Parent and the Parent Subsidiaries, including Merger Sub.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Parent Parties to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a), “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Parent to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any events, circumstances, changes or effects that affect commercial office or industrial REITs generally, (iii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) any changes in legal, regulatory, or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of the Merger or other transactions contemplated by this Agreement, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any Parent Property that is substantially covered by insurance, or (x) changes in Law or GAAP or the interpretation thereof, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the commercial office or industrial REIT industry in the United States, and in the case of clause (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the commercial office or industrial REIT industry in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.
“Parent Operating Partnership” shall mean Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership.
“Parent Parties” shall mean Parent and Merger Sub.
“Parent Subsidiary” shall mean the Parent Operating Partnership and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Parent and/or the Parent Operating Partnership directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Parent and/or the Parent Operating Partnership, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.
“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.
“Qualifying Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the Company and the other Company Entities than those contained in the Company Confidentiality Agreement; provided, however, that such confidentiality agreement shall expressly permit any Company Entity’s compliance with any provision of this Agreement.
“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, managers, consultants, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.
“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).
“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Significant Subsidiary” shall have the meaning set forth in Rule 1-02 of Regulation S-X (17 C.F.R. Part 210).
“SPT Approval” shall mean the consent of SPT Griffin Holdings, LLC, to the Merger and the transactions contemplated by this Agreement.
“Starwood Transaction Documents” shall mean (i) that certain Series A Cumulative Redeemable Exchangeable Preferred Unit Purchase Agreement, dated November 5, 2013, by and among the Parent Operating Partnership, the Parent, SPT Griffin Holdings, LLC, and Starwood Property Trust, Inc.; (ii) that certain Escrow Agreement, dated as of November 5, 2013, among the Parent, the Parent Operating Partnership, Griffin Capital Essential Asset Advisor, LLC, SPT Griffin Holdings, LLC, and Sidley Austin LLP; (iii) those certain Articles Supplementary to the Articles of Incorporation of the Parent setting forth the terms of the Series A Cumulative Voting Redeemable Preferred Stock of the Parent; (iv) that certain Investor Rights Agreement, dated as of November 5, 2013, among the Parent Operating Partnership, the Parent, Griffin Capital Essential Asset Advisor, LLC, and SPT Griffin Holdings, LLC; (v) that certain Subordination of Management Agreements, dated November 5, 2013, among the Parent Operating Partnership, SPT Griffin Holdings, LLC, and Griffin Capital Essential Asset Property Management, LLC; (vi) Subordination of Second Amended and Restated Advisory Agreement, dated November 5, 2013, among Parent, SPT Griffin Holdings, LLC, and Griffin Capital Essential Asset Advisor, LLC; and (vii) that certain Third Amended and Restated Partnership Agreement of the Parent Operating Partnership, dated as of October 15, 2014, by and between the Parent and SPT Griffin Holdings, LLC, as each may as amended, modified or supplemented from time to time.
“Tax” or “Taxes” shall mean all federal, state, local or foreign or other taxes, loss of credits, charges, fees, levies, duties or like assessments of any kind, together with all interest, penalties and additions to tax (whether disputed or not), imposed by any Governmental Authority, including taxes on or with respect to income, profits, franchises, gross receipts, gross income, commercial activity, property, sales, use, transfer, capital stock, escheat, unclaimed property, payroll, employment, unemployment, licenses, occupation, environmental, customs, recapture alternative or add on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes.
“Tax Return” shall mean any return, report, certificate, election, declaration or similar statement, together with any attached exhibit or schedule that is filed or required to be filed with any Governmental Authority with respect to Taxes, including information returns, refund claims, amended returns and declarations of estimated Tax.
“Termination Fee” shall mean Twenty Million dollars ($20,000,000).
“Third Party” shall mean any Person or group of Persons other than the parties to this Agreement and their respective Affiliates.
“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.
(b)    The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

Defined Term	Section
ACA	4.10(l)
Acquisition Proposal	6.5(i)(i)
Adverse Recommendation Change	6.5(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.5(a)
Articles of Merger	2.3
Board Observer Indemnification Agreement	2.7(d)
Book-Entry Share	3.1(b)
Certificate	3.1(b)
Claim	6.9(b)
Claim Expenses	6.9(b)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Benefit Plan(s)	4.10(a)
Company Board	4.4(a)
Company Bylaws	4.2
Company Charter	4.2
Company Common Stock	Preamble
Company Disclosure Letter	Article IV
Company Employees	4.11(a)
Company Insurance Policies	4.18
Company Leases	4.16(g)
Company Material Contract	4.12(a)
Company Permits	4.6(a)
Company Permitted Liens	4.16(b)
Company Preferred Stock	4.3(a)
Company Property(ies)	4.16(a)
Company Recommendation	4.4(a)
Company SEC Filings	4.7(a)
Company Stockholder Approval	4.21
Company Subsidiary Partnership	4.17(h)
Company Tax Protection Agreements	4.17(h)
Company Tax Representation Letter	6.1(b)
Company Third Party	4.16(k)
Company Title Insurance Policy(ies)	4.16(m)
D&O Insurance	6.9(c)
Effective Time	2.3
Exchange Agent	3.2
Exchange Agent Agreement	3.2
Exchange Fund	3.2
Fee Payor	8.3(d)(i)
Fee Payee	8.3(d)(i)
Form S-4	4.5(b)
Funded Debt Payoff Amount	6.15
Interim Period	6.1(a)
Mailing Date	3.2
MD Courts	9.11
Merger	Preamble
Merger Consideration	3.1(a)(ii)
Merger Sub	Preamble
Merger Sub Interests	3.1(c)
Minimum Distribution Dividend	6.14(a)

Defined Term	Section
Notice of Adverse Recommendation Change	6.5(d)(i)
Notice Period	6.5(d)(i)
Observer	2.7(a)
Other Parent Subsidiary	5.1(d)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Benefit Plan(s)	5.11(a)
Parent Board	5.4(a)
Parent Bylaws	5.2
Parent Charter	5.2
Parent Common Stock	3.1(a)(ii)
Parent Disclosure Letter	Article V
Parent Insurance Policies	5.19
Parent Leases	5.17(g)
Parent Material Contract	5.13(a)
Parent Permits	5.6(a)
Parent Permitted Liens	5.17(b)
Parent Preferred Stock	5.3(a)
Parent Property(ies)	5.17(a)
Parent SEC Filings	5.7(a)
Parent SRP	6.20
Parent Stock	5.3(a)
Parent Stock Plan	5.3(a)
Parent Subsidiary Partnership	5.18(i)
Parent Tax Protection Agreement	5.18(i)
Parent Tax Representation Letter	6.2(b)
Parent Third Party	5.17(k)
Parent Title Insurance Policy(ies)	5.17(m)
Pre-Closing Returns	6.10(c)
Proxy Statement	4.5(b)
Qualifying Income	8.3(d)(i)
Qualified REIT Subsidiary	4.1(c)
REIT	4.17(b)
Relevant Company Partnership Interests	4.17(h)
Relevant Parent Partnership Interest	5.18(i)
SDAT	2.3
Section 6.5(d)(ii) Notice Period	6.5(d)(ii)
Specified Company Leases	4.16(h)
Specified Parent Leases	5.17(h)
Superior Proposal	6.5(i)(ii)
Surviving Entity	2.1
Takeover Statutes	4.20
Taxable REIT Subsidiary	4.1(c)
Transfer Taxes	8.7
WARN Act	4.11(b)

Article II
THE MERGER
Section 2.1    The Merger. Upon the terms and subject to satisfaction or waiver of the conditions of this Agreement, and in accordance with the applicable provisions of the MGCL and the MLLCA, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease, and Merger Sub shall continue under the name “Griffin SAS, LLC” as the surviving entity in the

Merger (the “Surviving Entity”) and shall be governed by the Laws of the State of Maryland. The Merger shall have the effects specified in the MGCL, the MLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.
Section 2.2    Closing. The closing of the Merger (the “Closing”) shall occur at 10:00 a.m. (Eastern time), on the third (3rd) Business Day after all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties hereto (the “Closing Date”). The Closing shall take place at the offices of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, 3414 Peachtree Road, N.E., Suite 1600, Atlanta, Georgia 30326, or at such other place as agreed to by the parties.
Section 2.3    Effective Time. Prior to the Closing, Parent shall prepare and, on the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) as provided under the MGCL and MLLCA, and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at the time the Articles of Merger are accepted for record by the SDAT on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date the Articles of Merger are accepted for record by the SDAT) as shall be agreed to by the Company and Parent and specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”), it being understood and agreed that the parties shall cause the Effective Time to occur on the Closing Date.
Section 2.4    Organizational Documents of the Surviving Entity; Managers and Officers. Subject to Section 6.9, at the Effective Time, the articles of organization and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of organization and limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization and limited liability company agreement. The managers of Merger Sub immediately prior to the Effective Time shall be and become the managers of the Surviving Entity as of the Effective Time, each to hold office in accordance with the articles of organization and limited liability company agreement of the Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be and become the officers of the Surviving Entity as of the Effective Time.
Section 2.5    Tax Consequences. It is intended that, for United States federal income Tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.
Section 2.6    Subsequent Actions. If at any time after the Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.
Section 2.7    Parent Board Observer.
(a)    Prior to the Closing Date, the Company shall have the right to nominate, subject to the approval of the Parent Board, an individual to serve as a non-voting observer to the Parent Board (the “Observer”), who during the Observer Period shall be entitled to attend and participate in all meetings of the Parent Board and any and all committees thereof (including executive sessions thereof). Pursuant to the foregoing, the Company hereby nominates, and the Parent Board has consented to the appointment of, the individual set forth in Section 2.7(a) of the Company Disclosure Letter as the initial Observer and the individual set forth in Section 2.7(a) of the Company Disclosure Letter as the alternate Observer. In the event that such initial Observer shall for any reason cease to serve as the Observer during the Observer Period, the alternate Observer shall serve as the Observer, subject to the alternate Observer entering into the Observer Indemnification Agreement as set forth in Section 2.7(d). In no event shall Parent, the Parent Operating Partnership, or the Parent Board have any right to remove the individual appointed to serve as Observer pursuant to this Section 2.7(a).
(b)    During the Observer Period, the Observer shall have all of the rights and privileges of a member of the Parent Board and all committees thereof; provided, that in no event shall the Observer be deemed to be a member of the Parent Board or such committees or have the right to vote on any matter under consideration by the Parent Board or such committees. During the Observer Period, the Observer shall be provided with all notices of meetings, minutes and other materials (financial or otherwise) provided to members of the Parent Board and/or any and all committees thereof simultaneously with, and in the same manner as, the provision of such materials to the members of the Parent Board or such committees, as the case may be. During the Observer Period, all meetings of the Parent Board or committees thereof shall be held in a manner such that the Observer shall be able to participate therein either in person or telephonically.
(c)    During the Observer Period, Parent shall compensate the Observer in the same amount of all cash retainers, meeting fees and any other cash fees as if the Observer were an independent director member of the Parent Board and a member of each of the committees thereof, as such cash compensation may be modified from time to time. Further, Parent shall reimburse the Observer for all reasonable out-of-pocket expenses incurred by the Observer in connection with attendance at Parent Board and committee meetings during the Observer Period. All compensation and reimbursements payable by Parent pursuant to this Section 2.7(c) shall be paid to the Observer in accordance with Parent’s policies and practices with respect to director compensation and expense reimbursement then in effect; provided, however, that any such compensation or reimbursement shall be paid to the Observer no later than comparable compensation or reimbursement is paid to the members of the Parent Board.
(d)    Parent shall enter into an indemnification agreement with the Observer, dated as of the Effective Time, that shall be in substantially the form set forth as Exhibit A hereto (the “Board Observer Indemnification Agreement”). In the event that the initial Observer is replaced for any reason pursuant to Section 2.7(a), Parent and Observer agree to enter into an indemnification agreement with such alternate Observer that is substantially identical to the indemnification agreement entered into as of the Effective Time with the initial Observer. For the avoidance of doubt, failure to enter into the Board Observer Indemnification Agreement will toll the Observer’s, or alternative Observer’s, rights and privileges under Section 2.7. Parent shall also obtain and maintain insurance coverage on behalf of the Observer against liability that may be asserted against or incurred by him in his capacity as Observer, which insurance coverage shall be to the same extent as the insurance coverage provided to the members of the Parent Board.
(e)    In the event that the Observer is appointed or elected to the Parent Board, the Observer, while a member of the Parent Board, in addition to the rights and privileges of all other Parent Board members, may serve on each committee of the Parent Board, subject to the sole and absolute discretion of the Parent’s Nominating and Corporate Governance Committee; provided, further, in the event that the Observer is not appointed to each Committee, the Observer shall have the right to attend, as a non-voting observer, and participate in all meetings of such Committee(s), including the executive sessions thereof.

Article III
EFFECT OF THE MERGER
Section 3.1    Effect of the Merger.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:
(i)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Company Subsidiary, Parent or any Parent Subsidiary shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.
(ii)    Subject to Section 3.1(d), each share (or fraction thereof) of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a)(i)) shall be converted, into the right to receive from Parent a number of shares of validly issued, fully paid and non-assessable shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Merger Consideration”).
(b)    All shares of Company Common Stock, when so converted pursuant to Section 3.1(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.3, together with the amounts, if any, payable pursuant to Section 3.5. Notwithstanding the provisions of this Section 3.1, the right of holders of the Company Common Stock to receive payment of any cash dividends declared on the Company Common Stock prior to the Closing Date and having a record date prior to the Effective Time shall not be extinguished by the Merger and funds for the payment thereof shall be deposited by the Company with its transfer agent prior to the Closing.
(c)    All membership interests in Merger Sub (the “Merger Sub Interests”), issued and outstanding immediately prior to the Effective Time shall remain as the only issued and outstanding membership interests in the Surviving Entity.
(d)    Without limiting the other provisions of this Agreement and subject to Section 6.1(c)(ii) and Section 6.1(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the shares of Company Common Stock, or make a dividend or other distribution in shares of Company Common Stock (including any dividend or other distribution of securities convertible into Company Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parent Parties hereunder) the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(c)(ii) and Section 6.2(c)(iii), if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the shares of Parent Common Stock, or make a distribution in shares of Parent Common Stock (including any dividend or other distribution of securities convertible into Parent Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.
Section 3.2    Exchange Agent; Deposit of Merger Consideration. No later than five (5) Business Days prior to the dissemination of the Proxy Statement (the “Mailing Date”), Parent shall appoint an exchange agent, which shall be a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging shares of Company Common Stock for Merger Consideration, pursuant to an exchange agent agreement entered into prior to the Mailing Date (the “Exchange Agent Agreement”). Subject to the terms of the Exchange Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing the issuance and delivery of certificates representing the number of shares of Parent Common Stock into which shares of Company Common Stock are converted into the right to receive in the Merger. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time, for exchange in accordance with this Article III, evidence of Parent Common Stock issuable pursuant to Section 3.1(a)(ii) in book-entry form equal to the aggregate Merger Consideration (the “Exchange Fund”).
Section 3.3    Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share immediately prior to the Effective Time a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration, in such form as the Company and Parent may reasonably agree. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which shall be in non-certificated book-entry form) in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.
Section 3.4    Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and exchanged for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.
Section 3.5    Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock issuable with respect to such Certificate in accordance with this Agreement, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and the Surviving Entity and shall be paid to Parent or the Surviving Entity, as Parent directs. No investment of the Exchange Fund shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of shares of Company Common Stock at the Effective Time, which additional funds will be deemed to be part of the Exchange Fund.
Section 3.6    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock one hundred eighty (180) days following the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration (including any applicable dividends or other distributions with respect to Parent

Common Stock) to which they are entitled under this Article III shall thereafter look only to Parent and the Surviving Entity for payment of their claims with respect thereto.
Section 3.7    No Liability. None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.
Section 3.8    Withholding Rights. Each and any Parent Party, the Company, the Surviving Entity and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as such Parent Party, the Company, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws). To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by a Parent Party, the Company, the Surviving Entity or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Parent Party, the Company, the Surviving Entity or the Exchange Agent, as applicable.
Section 3.9    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.
Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to the Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of this Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any of the Company Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2011, and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to the Parent that:
Section 4.1    Organization and Qualification; Subsidiaries.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.
(b)    Each Company Subsidiary is duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except, with respect only to each Company Subsidiary that would not constitute a Significant Subsidiary, for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.
(c)    Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, including a list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary and (ii) the type of and percentage of interest held, directly or indirectly, by the Company in and to each Company Subsidiary.
(d)    Except as set forth in Section 4.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).
(e)    Except as set forth in Section 4.1(e) of the Company Disclosure Letter, the Company has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter, which exemption or Excepted Holder Limit is currently in effect.
(f)    There are no partners of the Company Operating Partnership other than the Company and Signature Office Income Holdings, LLC, a Delaware limited liability company.
Section 4.2    Organizational Documents. The Company has made available to Parent complete and correct copies of (a) the Company’s charter (the “Company Charter”) and the Company’s bylaws, as amended to date (the “Company Bylaws”), and (b) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.
Section 4.3    Capital Structure.
(a)    The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, $0.01 par value per share, and 10,000,000 shares of preferred stock (the “Company Preferred Stock”). At the close of business on November 20, 2014, (i) 20,473,024 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) 500,000 shares of Company Common Stock were reserved for issuance under the Company Equity Plan. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. There are no rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to the Company Common Stock outstanding, whether under the Company Equity Plan or otherwise.
(b)    All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. Except as set forth in Section 4.1(c) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.
(c)    Except as set forth in this Section 4.3 or in Section 4.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or other equity securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.
(d)    All dividends or other distributions on the shares of Company Common Stock which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).
(e)    The Company does not have a “poison pill” or similar stockholder rights plan.
(f)    Except as set forth in Section 4.3(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.
Section 4.4    Authority.
(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated by this Agreement, subject to receipt of the Company Stockholder Approval, the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT. The Company’s board of directors (the “Company Board”), at a duly held meeting, has, by unanimous vote of all of the Company Board members voting, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other transactions contemplated by this Agreement, (ii) directed that the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the stockholders of the Company vote in favor of the approval of the Merger and, to the extent stockholder approval is required, the other transactions contemplated by this Agreement (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.
(b)    This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).
Section 4.5    No Conflict; Required Filings and Consents; No Default.
(a)    Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or the Company Bylaws or (B) any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii) above, respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect (provided that, for the avoidance of doubt, for purposes of this Section 4.5(a) the exceptions set forth in clauses (vi) and (vii) of the definition of “Company Material Adverse Effect” shall not apply to any such conflicts, violations, breaches, defaults or other occurrences in determining whether a Company Material Adverse Effect has occurred).
(b)    The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL, the MLLCA and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company and Company Subsidiaries are qualified to do business, (iii)  such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local transfer Taxes and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.
(c)    Except as set forth in Section 4.5(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is in default or violation (and to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) (A) the Company Charter and the Company Bylaws or (B) the comparable charter or organizational documents of any of the Company Subsidiaries; (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which the Company or any of the Company Subsidiaries is a party or by which the Company, any of the Company Subsidiaries, or any of their respective properties or assets is bound; or (iii) any Order, statute, rule or regulation applicable to the Company or any of the Company Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.6    Permits; Compliance With Law.
(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Sections 4.14 or 4.16 which are addressed solely in those Sections, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.
(b)    Neither the Company nor any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Sections 4.10, 4.11, 4.14, 4.15 or 4.16), or (ii) any Company Permits (except for the Company Permits addressed in Sections 4.14 or 4.16), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.
Section 4.7    SEC Filings; Financial Statements.
(a)    The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, registration statements, definitive proxy statements, and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2011 (collectively, the “Company SEC Filings”). Each Company SEC Filing (other than preliminary materials), as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.
(b)    Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, complied as to form, in all material respects, with the appropriate accounting requirements and the published rules and regulations by the SEC with respect thereto, and was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods involved, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal recurring adjustments, none of which are material).
(c)    The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).
(d)    Except as and to the extent disclosed or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings, none of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be set forth on the financial statements of the Company or the notes thereto, except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any Section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.
(e)    Except as set forth in Section 4.7(e) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2013, which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013, through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.
Section 4.8    Disclosure Documents.
(a)    None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, or at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.
(b)    Notwithstanding anything to the contrary in this Section 4.8 or this Agreement, the Company makes no representation or warranty with respect to statements made or incorporated, or omissions included, in the Form S-4 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.
Section 4.9    Absence of Certain Changes or Events. Since December 31, 2013, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course, and there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.
Section 4.10    Employee Benefit Plans.
(a)    Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of all Benefit Plans which, within the preceding six (6) years, have been established, sponsored, maintained or contributed to (or with respect to which any obligation to contribute has or had been undertaken) by the Company, any Company Subsidiary or any ERISA Affiliate of the Company or any Company Subsidiary for the benefit of current or former employees, directors or consultants of the Company or a Company Subsidiary or their beneficiaries, or with respect to which the Company, any Company Subsidiary or any ERISA Affiliate of the

Company or any Company Subsidiary, has or has had any obligation on behalf of any such employee, director, or consultant or beneficiary (each a “Company Benefit Plan,” and collectively, the “Company Benefit Plans”). None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries. Neither the Company, any Company Subsidiary nor any ERISA Affiliate of the Company or any Company Subsidiary has made any promises or has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.
(b)    The Company has heretofore made available to Parent, with respect to each Company Benefit Plan, if applicable: (i) all documents embodying or governing such Company Benefit Plan, including all amendments thereto; (ii) the most recent summary plan description and all summaries of material modifications thereto; (iii) any funding medium for the Company Benefit Plan (including, without limitation, trust agreements); (iv) the most recent IRS determination or opinion letter with respect to such Company Benefit Plan under Section 401(a) of the Code; (v) the most recently filed IRS Form 5500 Annual Report and accompanying schedules and audited financial statements; (vi) the most recent actuarial report; (vii) any insurance policy related to such Company Benefit Plan; (viii) any administrative services agreement or other material contract related to such Company Benefit Plan and (ix) all material written correspondence received from the IRS, Pension Benefit Guaranty Corporation or the U.S. Department of Labor during the past three (3) years.
(c)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, with respect to the Company Benefit Plans: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan or cause the imposition of any penalty or Tax liability; (iii) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than coverage mandated under Code Section 4980B, Part 6 of Title I of ERISA, or under other applicable Law; (iv) there are no pending, threatened or, to the knowledge of the Company, anticipated claims (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans and appeals of such claims) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Company or any Company Subsidiary; (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to any Company Benefit Plan; and (vi) no Company Benefit Plan is under, and neither the Company nor any Company Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.
(d)    Except as set forth in Section 4.10(d) of the Company Disclosure Letter, full payment has been made, or otherwise properly accrued on the books and records of the Company and any Company Subsidiary or ERISA Affiliate, of all amounts that the Company or Company Subsidiary and any ERISA Affiliate are required under the terms of the Company Benefit Plans to have paid as contributions to such Company Benefit Plans on or prior to September 30, 2014 (excluding any amounts not yet due).
(e)    None of the Company, any Company Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f)    Except as provided in this Agreement or applicable Law or as set forth in Section 4.10(f) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director, independent contractor, or officer of the Company or any of the Company Subsidiaries to severance pay, any increase in severance pay under any Company Benefit Plan, or any other payment from the Company or any Company Subsidiary, or (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such employee, consultant, director, independent contractor, or officer.
(g)    Except as set forth in Section 4.10(g) of the Company Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
(h)    Except as set forth in Section 4.10(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary nor any ERISA Affiliate has any indemnity obligation with respect to any Company Benefit Plan for any excise or other Taxes imposed under the Code, including for any Taxes imposed under Section 4999 or 409A of the Code.
(i)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with Section 409A of the Code.
(j)    No Company Benefit Plan is mandated by a government other than the United States or is subject to the Laws of a jurisdiction outside of the United States.
(k)    No Company employer securities, employer real property or other employer property is included in the assets of any Company Benefit Plan. No options, stock appreciation rights or other equity awards as to any of the Company, any Company Subsidiary or ERISA Affiliate have been issued or granted under any Company Benefit Plan.
(l)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a group health plan has been administered in compliance with the applicable provisions of the Patient Protection and Affordable Care Act, as amended (the “ACA”), including with applicable provisions of Section 9815 of the Code.
Section 4.11    Labor and Other Employment Matters.
(a)    (i) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any Company Subsidiary nor are there any negotiations or discussions currently pending between the Company or the Company Subsidiaries and any union, work counsel, labor organization, or employee association, (ii) there have been no strikes, work stoppages, shutdowns, or lockouts with respect to any employees of the Company or any Company Subsidiary (“Company Employees”) during the last five (5) years, (iii) to the knowledge of the Company, there is no effort pending or threatened against the Company or any Company Subsidiary, (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees, and (v) there is no slowdown, work stoppage or similar labor activity in effect or, to the knowledge of the Company, threatened with respect to Company Employees; except, with respect to clauses (ii) through (v) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The Company and the Company Subsidiaries are, and have been, in compliance in all material respects with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, including obligations of the Worker Adjustment and Retraining Notification Act (the “WARN Act”), (iii) unfair labor practices, and (iv) occupational safety and health and immigration. Except as set forth in Section 4.11(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary.
(c)    Except as set forth in Section 4.11(c) of the Company Disclosure Letter, there are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former Company Employee or any present or former employee of any Person providing services to any Company Entity for which the Company could reasonably be expected to be liable that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any Law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
(d)    Each individual who renders service to the Company or any Company Subsidiary who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any Company Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Company Employee Benefit Plans and perquisites.
Section 4.12    Material Contracts.
(a)    Except for contracts listed in Section 4.12(a) of the Company Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:
(i)    is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;
(ii)    obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;
(iii)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by the Company or any Company Subsidiary or the geographic area in which the Company or any Company Subsidiary may conduct business;
(iv)    other than the Company Charter and the Company Bylaws, is an agreement which obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor;
(v)    constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $1,000,000;
(vi)    would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement;

(vii)    requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease, including without limitation a ground lease affecting a Company Property) with a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease, including without limitation a ground lease affecting a Company Property;
(viii)    constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;
(ix)    sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of the Company or any Company Subsidiary;
(x)    constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $1,000,000; or
(xi)    requires the payment of commissions (including leasing commissions or brokerage fees) or tenant improvements costs, allowances, or other concessions, in either case in an amount in excess of $10,000.
Each contract (i) listed in Section 4.12(a) of the Company Disclosure Letter or (ii) filed as an exhibit to the Company SEC Filings as of the date hereof, in each case to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Company Material Contract”.
(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except as set forth in Section 4.12(b) of the Company Disclosure Letter and such violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 4.13    Litigation. Except as individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of the Company, threatened by or before any Governmental Authority, nor, to the knowledge of the Company, is there any investigation pending or threatened by any Governmental Authority, in each case, against the Company, any Company Subsidiary or any director or officer of the Company or any Company Subsidiary in their capacity as a director or officer of the Company or any Company Subsidiary, and (b) neither the Company nor any Company

Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, Order, writ, injunction or decree of any Governmental Authority.
Section 4.14    Environmental Matters.
(a)    Except as individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect, or as set forth in Section 4.14(a) of the Company Disclosure Letter, or in any Phase I or Phase II report listed in Section 4.14(a) of the Company Disclosure Letter:
(i)    The Company and each Company Subsidiary are in compliance with, and have complied with, all Environmental Laws.
(ii)    The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.
(iii)    Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance Order under any Environmental Law has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances.
(iv)    Except with respect to conditions included in “no further action letters” made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or Order or is subject to any judgment, decree or judicial, administrative or compliance Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances.
(v)    Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.
(vi)    Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.
(vii)    There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Action under Environmental Law.
(b)    This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15    Intellectual Property.
(a)    Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company.
(b)    Except as set forth in Section 4.15(b) of the Company Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.
Section 4.16    Properties.
(a)    Section 4.16(a) of the Company Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by the Company or any Company Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 4.16(a) of the Company Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract or signed letter of intent by the Company or a Company Subsidiary for purchase or sale by the Company or such Company Subsidiary or which is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary after the date of this Agreement. Except as set forth in Section 4.16(a) of the Company Disclosure Letter, there are no real properties that the Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date.
(b)    The Company or a Company Subsidiary owns good, valid and marketable fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens. For the purposes of this Agreement, “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of the Company or any Company Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not or will not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated.
(c)    To the knowledge of the Company, except as has not had and would not reasonably be expected to have, a Company Material Adverse Effect, the Company Properties (i) are supplied with utilities and other services reasonably required for their continued operation as they are now being operated and (ii) are in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent.
(d)    Neither the Company nor any Company Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
(e)    No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither Company nor any Company Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect.
(f)    Except as set forth in Section 4.16(f) of the Company Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Company Property or, to the knowledge of the Company, any Company Property leased by the Company or any Company Subsidiary, that would interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Company Properties (assuming its continued use in the manner it is currently operated), and neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened for any Company Property, that would interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Company Properties (assuming its continued use in the manner it is currently operated), or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any Company Property.
(g)    Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of September 1, 2014, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, and the schedules with respect to the Company Properties subject to leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of September 1, 2014, and to which the Company or the Company Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Company Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Company Leases”). Section 4.16(g) of the Company Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Company Lease (which security deposits are in the amounts required by the applicable Company Lease).
(h)    True and complete in all material respects copies of (i) all ground leases affecting the interest of the Company or any Company Subsidiary in the Company Properties and (ii) all Company Leases (collectively, the “Specified Company Leases”), in each case, as such Specified Company Lease is in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to Parent. Except as set forth in Section 4.16(h) of the Company Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, (1) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Specified Company Lease, (2) neither the Company nor any Company Subsidiary is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Company Subsidiary is party to any oral Company Lease.
(i)    Except as set forth in Section 4.16(i) of the Company Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting the Company Properties, and the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Company Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Company and the Company Subsidiaries, considered as a whole.
(j)    Except as set forth in Section 4.16(j) of the Company Disclosure Letter, as of the date of this Agreement, (i) no purchase option has been exercised under any Specified Company Lease and (ii) no holder of a purchase option under any Specified Company Lease has notified the Company of its intention to exercise such option; in each case, for which the purchase has not closed prior to the date of this Agreement.
(k)    Except for Company Permitted Liens or as set forth in Section 4.16(k) of the Company Disclosure Letter and as set forth in contracts provided to Parent prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect the Company’s, or any Company Subsidiary’s, ownership, ground lease or right to use a Company Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than the Company or a Company Subsidiary (a “Company Third Party”).
(l)    Except as set forth in Section 4.16(l) of the Company Disclosure Letter or pursuant to a Specified Company Lease, including without limitation a ground lease affecting a Company Property, neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which the Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.
(m)    The Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property.
(n)    To the knowledge of the Company, Section 4.16(n) of the Company Disclosure Letter lists each Company Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business being performed by the Company or a Company Subsidiary that are individually in the amount of $500,000 or less.

(o)    The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (in each case other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Section 4.16(o) of the Company Disclosure Letter sets forth all leased personal property of the Company or any Company Subsidiary with monthly lease obligations in excess of $5,000 and that are not terminable upon thirty (30) days’ notice.
(p)    Section 4.16(p) of the Company Disclosure Letter lists the parties currently providing third-party property management services to the Company or a Company Subsidiary and the number of facilities currently managed by each such party.
(q)    Except (A) for capital expenditures made or to be made in the ordinary course of business that in the aggregate are in the amount of $100,000 or less, (B) as set forth in Section 4.16(q) of the Company Disclosure Letter or (C) as, individually or in the aggregate, would cost the Company and the Company Subsidiaries less than $100,000 to repair or otherwise remediate for any Company Property, the Company has no knowledge of (i) any structural defects relating to any Company Property, (ii) Company Properties whose building systems are not in working order, or (iii) physical damage to any Company Property for which there is not insurance in effect covering the cost of the restoration and the loss of revenue (subject to a reasonable deduction or retention limit).
(r)    Except as set forth in Section 4.16(r) of the Company Disclosure Letter, (i) none of the Company or any Company Subsidiary is an obligor under any Indebtedness and (ii) no Company Property is subject to any Indebtedness, in each case, that imposes a distribution blocker, cash trap, cash sweep or similar restriction on the right of the applicable borrower to receive distributions of cash flow from the applicable underlying Company Property.
Section 4.17    Taxes. Except as expressly set forth in Section 4.17 of the Company Disclosure Letter:
(a)    The Company and each Company Subsidiary, if and as applicable, has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all Tax Returns that have been filed with the IRS or other applicable Governmental Authority by the Company and each Company Subsidiary with respect to the taxable years ending on or after December 31, 2010, have been provided or made available to representatives of Parent.
(b)    The Company (i) for its taxable years commencing with the Company’s taxable year that ended on December 31, 2010, and through and including its taxable year ended December 31, 2013 (and, for the purposes of Section 7.2(a), through and including its taxable year ending December 31, 2014, if the Closing Date occurs in the taxable year ending December 31, 2015) has been subject to taxation as a real estate investment trust within the meaning of and under the provisions of Sections 856 and 857 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal income Tax purposes for such taxable years; (ii) has operated since January 1, 2014 (and, for the purposes of Section 7.2(a), January 1, 2015, if the Closing Date occurs in the taxable year ending December 31, 2015) to the date hereof in such a manner so as to qualify as a REIT for U.S. federal income Tax purposes; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or that ends on the Closing Date) through to the Merger (and the consummation thereof) in such a manner so as to qualify as a REIT for its taxable year that will end with Merger (and consummation thereof); and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s knowledge, threatened. Section 4.17 of the Company Disclosure Letter sets forth a list of each Qualified REIT Subsidiary and Taxable REIT Subsidiary of the Company, and each Company Subsidiary not set forth in Section 4.17 of the Company Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from the Company or Company Subsidiary for U.S. federal income Tax purposes. Taking into account all distributions to be made by the Company prior to the Effective Time, the Company will have distributed cash to its stockholders in its taxable year ending on the Closing Date in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending on the Closing Date, and the Company will not be subject to Tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending on the Closing Date.
(c)    Each Company Subsidiary has been since the later of its acquisition by the Company or formation and continues to be treated for U.S. federal and state income Tax purposes as either (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.
(d)    Neither the Company nor any Company Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.
(e)    (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any material Taxes or Tax Returns of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits, examinations, investigation or other proceedings; (iii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iv) neither the Company nor any Company Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (v) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (vi) neither the Company nor any Company Subsidiary has in the past three years received a written claim by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction; (vii) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (viii) neither the Company nor any Company Subsidiary is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity; and (ix) no written power of attorney has been granted by the Company or any of the Company Subsidiaries (other than to the Company or a Company Subsidiary) which currently is in force with respect to any matter relating to Taxes.
(f)    Since the Company’s formation, (i) neither the Company nor any Company Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for any other Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon the Company or any Company Subsidiary.
(g)    The Company and each Company Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely withheld and, in each case, has paid over to the appropriate Governmental

Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(h)    There are no Company Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Company Tax Protection Agreement. As used herein, “Company Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of partnership units of the Company Operating Partnership or any other partnership interest in any Company Subsidiary Partnership (“Relevant Company Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Company Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Company Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Company Subsidiary Partnership or any direct or indirect subsidiary of such Company Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Company Subsidiary Partnership or the holder of interests in such Company Subsidiary Partnership in connection with any transaction or other action. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for U.S. federal income Tax purposes.
(i)    There are no material Liens for Taxes upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(j)    Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.
(k)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements and Company Tax Protection Agreements.
(l)    Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(m)    Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Code Section 6707A(c)(1) and Treasury Regulations Section 1.6011-4(b)(2).

(n)    Neither the Company nor any Company Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(o)    The Company (or its successor) will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) installment sale by the Company made on or prior to the Closing Date, (C) prepaid amount received on or prior to the Closing Date, or (D) election by the Company under Section 708(i) of the Code made prior to the Closing Date.
(p)    The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(q)    Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a plan or series of transactions (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.
Section 4.18    Insurance. The Company has made available to Parent copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Company Insurance Policies”). The Company Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Company Lease. Except as individually or in the aggregate have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no claim for coverage by the Company or any Company Subsidiary pending under any of the Company Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect, all premiums payable under all Company Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the knowledge of the Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
Section 4.19    Opinion of Financial Advisor. The Company Board has received the oral opinion of Houlihan Lokey Financial Advisors, Inc., to be confirmed in writing, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Merger Consideration to be received by the holders of the Company Common Stock is fair, from a financial point of view, to such holders, and as of the date of this Agreement, such opinion has not been revoked or modified. The Company will make available to the Parent, solely for informational purposes, a complete and correct copy of such written opinion promptly after receipt thereof by the Company Board.
Section 4.20    Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to the Merger and the transactions contemplated under this Agreement the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the transactions contemplated under this Agreement.
Section 4.21    Vote Required. The affirmative vote of the holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter (the “Company Stockholder Approval”)

is the only vote of the holders of any class or series of shares of stock of the Company necessary to approve the Merger and the other transactions contemplated by this Agreement. Company stockholders objecting to the Merger are not, and will not be, entitled to receive payment for the fair value of the Company Common Stock pursuant to Subtitle 2 of Title 3 of the MGCL.
Section 4.22    Brokers. Except as set forth in Section 4.22 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.
Section 4.23    Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.
Section 4.24    Affiliate Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter or in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011, through the date of this Agreement there have been no Company Affiliate Transactions.
Section 4.25    No Other Representations or Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges that neither Parent nor any other Person on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.
Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as set forth in the disclosure letter that has been prepared by the Parent Parties and delivered by the Parent Parties to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any of the Parent Subsidiaries is a party exists or has actually occurred)), or (b) as disclosed in publicly available Parent SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2011, and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Parent Parties hereby jointly and severally represent and warrant to the Company that:
Section 5.1    Organization and Qualification; Subsidiaries.
(a)    Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(b)    Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(c)    Each Parent Subsidiary (other than Merger Sub) is duly incorporated or organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except, with respect only to each Parent Subsidiary that would not constitute a Significant Subsidiary, for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(d)    Section 5.1(d) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and each other corporate or non-corporate legal entity in which Parent owns any direct or indirect voting, capital, profits or other beneficial interest (“Other Parent Subsidiary”), including a list of each Parent Subsidiary or Other Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary and each Other Parent Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income Tax purposes), directly or indirectly, by Parent in and to each Parent Subsidiary and each Other Parent Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial, as well as any debt (whether as a creditor or borrower), interest held (including capital account balances for any entity treated as a partnership for U.S. federal income Tax purposes) by any Person other than Parent or a Parent Subsidiary in each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary, and (iv) the classification for U.S. federal income Tax purposes of each Parent Subsidiary and, to the knowledge of Parent, each Other Parent Subsidiary.
(e)    Except as set forth in Section 5.1(e) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in the Parent Subsidiaries or Other Parent Subsidiaries, loans to any Taxable REIT Subsidiary of Parent and investments in bank time deposits and money market accounts).
Section 5.2    Organizational Documents. Parent has made available to the Company complete and correct copies of (a) Parent’s charter (the “Parent Charter”) and bylaws, as amended to date (the “Parent Bylaws”), (b) the organizational documents of each Parent Subsidiary, each as in effect on the date hereof, including Merger Sub’s articles of organization, and (c) any and all Parent Tax Protection Agreements.
Section 5.3    Capital Structure.
(a)    As of the date hereof, the authorized capital stock of Parent consists of 700,000,000 shares of Parent Common Stock, and 200,000,000 shares of preferred stock, par value $0.001 per share (the

“Parent Preferred Stock”). The Parent Common Stock and the Parent Preferred Stock are referred to herein as the “Parent Stock.” At the close of business on November 20, 2014, 128,897,431 shares of Parent Common Stock were issued and outstanding, (ii) zero (0) shares of Parent Preferred Stock were issued and outstanding and (iii) 10,000,000 shares of Parent Common Stock were reserved for issuance under Parent’s Employee and Director Long-Term Incentive Plan (the “Parent Stock Plan”). All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock to be issued as the Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. No class or series of capital stock of Parent is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Stock may vote.
(b)    All of the Merger Sub Interests are owned by, and have always been owned by, Parent. All of the Merger Sub Interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Interests may vote.
(c)    All of the outstanding shares of capital stock of each of the Parent Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(c) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries that is a Significant Subsidiary, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Parent Subsidiary or which would require any Parent Subsidiary to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.
(d)    Except as set forth in this Section 5.3 or in Section 5.3(d) of the Parent Disclosure Letter, with respect to the Parent Stock Plan or pursuant to the terms of the Parent Preferred Stock as of the date of this Agreement, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Interests or other equity securities, rights, options, stock or unit appreciation rights, phantom stock or units, dividend equivalents or similar rights or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 5.3(d) of the Parent Disclosure Letter, or pursuant to the Parent’s publicly announced share repurchase program, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary. Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Interests or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

(e)    All dividends or other distributions on the shares of Parent Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).
(f)    Parent does not have a “poison pill” or similar stockholder rights plan.
(g)    Except as set forth in Section 5.3(g) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.
Section 5.4    Authority.
(a)    Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited liability company action, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated by this Agreement, subject to the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT. The SPT Approval has been obtained and no further notice, consent, approval or waiver by any party to any Starwood Transaction Document is required in order to consummate the transactions contemplated by this Agreement. Parent’s board of directors (the “Parent Board”), at a duly held meeting, has, by unanimous vote of all of the Parent Board members voting, duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other transactions contemplated by this Agreement.
(b)    This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.5    No Conflict; Required Filings and Consents.
(a)    Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, the execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate any provision of (A) the Parent Charter or the Parent Bylaws or Merger Sub’s articles of organization or limited liability company agreement, (B) any equivalent organizational or governing documents of any other Parent Subsidiary, or (C) any Starwood Transaction Document, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, or any Parent Subsidiary or by which any property or asset of Parent, Merger Sub, or any Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent, or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub, or any Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Merger Sub or any Parent Subsidiary is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(b)    The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with and the acceptance for record of the Articles of Merger by the SDAT pursuant to the MGCL and the MLLCA, and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Parent and Parent Subsidiaries are qualified to do business, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local transfer Taxes, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
Section 5.6    Permits; Compliance With Law.
(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.15, which are addressed solely in that Section, Parent, Merger Sub and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub and each other Parent Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. All applications required to have been filed for the renewal of Parent Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(b)    None of Parent, Merger Sub or any other Parent Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound (except for Laws addressed in Sections 5.11, 5.12, 5.15, 5.16 or 5.17), or (ii) any Parent Permits (except for Parent Permits addressed in Sections 5.15 or 5.17), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
Section 5.7    SEC Filings; Financial Statements.
(a)    Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, registration statements, definitive proxy statements, and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2011 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (other than preliminary materials), as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.
(b)    Each of the consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, complied as to form in all material respects, with the appropriate accounting requirements and the published rules and regulations by the SEC with respect thereto, and was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods involved, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal recurring adjustments, none of which are material).
(c)    The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d)    Except as and to the extent disclosed or reserved against on Parent’s most recent balance sheet (or, in the notes thereto) included in the Parent SEC Filings, none of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be set forth on the financial statements of Parent or the notes thereof, except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any Section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.
(e)    Except as set forth in Section 5.7(e) of the Parent Disclosure Letter, to the knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since January 1, 2013, which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013, through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.
Section 5.8    Disclosure Documents.
(a)    None of the information supplied or to be supplied in writing by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.
(b)    Notwithstanding anything to the contrary in this Section 5.8 or this Agreement, neither Parent nor Merger Sub makes any representation or warranty with respect to statements made or incorporated, or omissions included, in the Form S-4 or the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.
Section 5.9    Absence of Certain Changes or Events. Since December 31, 2013, except as contemplated by this Agreement or as set forth in Section 5.9 of the Parent Disclosure Letter, Parent, Merger Sub and each other Parent Subsidiary has conducted its business in all material respects in the ordinary course, and there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.
Section 5.10    No Default. Except as set forth in Section 5.10 of the Parent Disclosure Letter, none of Parent or any of the Parent Subsidiaries is in default or violation (and to the knowledge of Parent, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) (A) the Parent Charter or the Parent Bylaws, (B) the comparable charter or organizational documents of any of the Parent Subsidiaries, or (C) any Starwood Transaction Document, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Parent or any of the Parent Subsidiaries is a party or by which Parent, any of the Parent Subsidiaries or any of their respective properties or assets is bound, or (iii) any Order, statute, rule or regulation applicable to Parent or any of the Parent Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. Each of Parent and the Parent Operating Partnership has performed all obligations required to be performed by it under each Starwood Transaction Document.
Section 5.11    Employee Benefit Plans.
(a)    Section 5.11(a) of the Parent Disclosure Letter sets forth a true and complete list of all Benefit Plans which, within the preceding six (6) years, have been established, sponsored, maintained or contributed to (or with respect to which any obligation to contribute has or had been undertaken) by the Parent, any Parent Subsidiary or any ERISA Affiliate of the Parent or any Parent Subsidiary for the benefit of current or former employees, directors or consultants of the Parent or a Parent Subsidiary or their beneficiaries, or with respect to which the Parent, any Parent Subsidiary or any ERISA Affiliate of the Parent or any Parent Subsidiary, has or has had any obligation on behalf of any such employee, director, or consultant or beneficiary (each a “Parent Benefit Plan,” and collectively, the “Parent Benefit Plans”). None of the Parent, any Parent Subsidiary or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will create any obligation with respect to, or has resulted in or will result in any liability to Parent, Merger Sub or any of their respective subsidiaries. Neither the Parent, any Parent Subsidiary nor any ERISA Affiliate of the Parent or any Parent Subsidiary has made any promises or has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.
(b)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, with respect to the Parent Benefit Plans: (i) each Parent Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the knowledge of the Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan or cause the imposition of any penalty or Tax liability; (iii) no Parent Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Parent or any Parent Subsidiary beyond their retirement or other termination of service, other than coverage mandated under Code Section 4980B, Part 6 of Title I of ERISA, or under other applicable Law; (iv) there are no pending, threatened or, to the knowledge of the Parent, anticipated claims (other than routine claims for benefits in accordance with the terms of the Parent Benefit Plans and appeals of such claims) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Parent or any Parent Subsidiary; (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to any Parent Benefit Plan; and (vi) no Parent Benefit Plan is under, and neither the Parent nor any Parent Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty.
(c)    Except as set forth in Section 5.11(c) of the Parent Disclosure Letter, full payment has been made, or otherwise properly accrued on the books and records of the Parent and any Parent Subsidiary or ERISA Affiliate, of all amounts that the Parent or Parent Subsidiary and any ERISA Affiliate are required under the terms of the Parent Benefit Plans to have paid as contributions to such Parent Benefit Plans on or prior to the date hereof (excluding any amounts not yet due).

(d)    None of the Parent, any Parent Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).
(e)    Except as provided in this Agreement or applicable Law or as set forth in Section 5.11(e) of the Parent Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant, director, independent contractor, or officer of the Parent or any of the Parent Subsidiaries to severance pay, any increase in severance pay under any Parent Benefit Plan, or any other payment from the Parent or any Parent Subsidiary, or (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such employee, consultant, director, independent contractor, or officer.
(f)    Except as set forth in Section 5.11(f) of the Parent Disclosure Letter, no amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) by any Person who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any compensation arrangement could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
(g)    Except as set forth in Section 5.11(g) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary nor any ERISA Affiliate has any indemnity obligation with respect to any Parent Benefit Plan for any excise or other Taxes imposed under the Code, including for any Taxes imposed under Section 4999 or 409A of the Code.
(h)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with Section 409A of the Code.
(i)    No Parent Benefit Plan is mandated by a government other than the United States or is subject to the Laws of a jurisdiction outside of the United States.
(j)    No Parent employer securities, employer real property or other employer property is included in the assets of any Parent Benefit Plan. No options, stock appreciation rights or other equity awards as to any of the Parent, any Parent Subsidiary or ERISA Affiliate have been issued or granted under any Parent Benefit Plan.
(k)    Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan that is a group health plan has been administered in compliance with the applicable provisions of the ACA, including with applicable provisions of Section 9815 of the Code.
Section 5.12    Labor and Other Employment Matters.
(a)    (i) Neither the Parent nor any of the Parent Subsidiaries is a party to or bound by any collective bargaining or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Parent or any Parent Subsidiary, nor are there any negotiations or discussions currently pending between the Parent or the Parent Subsidiaries and any union, work counsel, labor organization, or employee association, (ii) there have been no strikes, work stoppages, shutdowns, or lockouts with respect to any Parent Employee during the last five (5) years, (iii) to the knowledge of the Parent, there is no effort pending or threatened against the Parent or any Parent Subsidiary, (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Parent, threatened with respect to Parent Employees, and (v) there is no slowdown, work stoppage or similar labor activity in effect or, to the knowledge of the Parent, threatened with respect to Parent Employees; except, with respect to clauses (ii) through (v) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    The Parent and the Parent Subsidiaries are, and have been, in compliance in all material respects with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, including the obligations of the WARN Act, (iii) unfair labor practices, and (iv) occupational safety and health and immigration, except as set forth in Section 5.12(b) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any Parent Subsidiary.
(c)    Except as set forth in Section 5.12(c) of the Parent Disclosure Letter, there are no proceedings pending or, to the knowledge of the Parent, threatened against the Parent or any of the Parent Subsidiaries in any forum by or on behalf of any present or former Parent Employee or any present or former employee of any Person providing services to any Parent Entity for which Parent could reasonably be expected to be liable that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any Law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Parent of any of the Parent Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
(d)    Each individual who renders service to the Parent or any Parent Subsidiary who is classified by the Parent or such Parent Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any Parent Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Parent Employee Benefit Plans and perquisites.
Section 5.13    Material Contracts.
(a)    Except for contracts listed in Section 5.13(a) of the Parent Disclosure Letter or filed as exhibits to the Parent SEC Filings, as of the date of this Agreement, neither Parent nor any Parent Subsidiary is a party to or bound by any contract that, as of the date hereof:
(i)    is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;
(ii)    obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary, except for any Parent Lease or any ground lease affecting any Parent Property;
(iii)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Parent or any Parent Subsidiary, or that otherwise restricts the lines of business conducted by Parent or any Parent Subsidiary or the geographic area in which Parent or any Parent Subsidiary may conduct business;
(iv)    other than the Parent Charter or the Parent Bylaws, is an agreement which obligates Parent or any Parent Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Parent or any Parent Subsidiary pursuant to which Parent or the Parent Subsidiary is the indemnitor;

(v)    constitutes an Indebtedness obligation of Parent or any Parent Subsidiary with a principal amount as of the date hereof greater than $20,000,000;
(vi)    would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement;
(vii)    requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Parent Lease, including without limitation a ground lease affecting a Parent Property) with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Parent Lease, including, without limitation, a ground lease affecting a Parent Property;
(viii)    constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;
(ix)    sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Parent or any Parent Subsidiary;
(x)    constitutes a loan to any Person (other than a wholly owned Parent Subsidiary) by Parent or any Parent Subsidiary (other than advances made pursuant to and expressly disclosed in the Parent Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Parent Lease with respect to the development, construction, or equipping of Parent Properties or the funding of improvements to Parent Properties) in an amount in excess of $5,000,000; or
(xi)    requires the payment of commissions (including leasing commissions or brokerage fees) or tenant improvements costs, allowances, or other concessions, in either case in an amount in excess of $10,000.
Each contract (i) listed in Section 5.13(a) of the Parent Disclosure Letter or (ii) filed as an exhibit to the Parent SEC Filings as of the date hereof, in each case to which Parent or any Parent Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “Parent Material Contract”.
(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except as set forth in Section 5.13(b) of the Parent Disclosure Letter and such violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 5.14    Litigation. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect or as set forth in Section 5.14 of the Parent Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened by or before any Governmental Authority, nor, to the knowledge of Parent, is there any investigation pending or threatened by any Governmental Authority, in each case, against Parent, any Parent Subsidiary or any director or officer of Parent or any Parent Subsidiary in their capacity as a director or officer of Parent or any Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, Order, writ, injunction or decree of any Governmental Authority.
Section 5.15    Environmental Matters.
(a)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect or as set forth in Section 5.15 of the Parent Disclosure Letter:
(i)    Parent and each Parent Subsidiary are in compliance with, and have complied with, all Environmental Laws.
(ii)    Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.
(iii)    Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance Order under any Environmental Law has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law or with respect to Hazardous Substances.
(iv)    Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or Order or is subject to any judgment, decree or judicial, administrative or compliance Order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law or with respect to Hazardous Substances.
(v)    Neither Parent nor any Parent Subsidiary has assumed, by contract or, to the knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.
(vi)    Neither Parent nor any Parent Subsidiary has caused, and to the knowledge of Parent, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Parent or any Parent Subsidiary under any Environmental Law.
(vii)    There is no site to which Parent or any Parent Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of Parent, is or may become the subject of any Action under Environmental Law.
(b)    This Section 5.15 contains the exclusive representations and warranties of Parent with respect to environmental matters.
Section 5.16    Intellectual Property.
(a)    Section 5.16(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent.

(b)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) Parent, Merger Sub and the other Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent, Merger Sub and the other Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent, Merger Sub or any other Parent Subsidiary, and (iv) to the knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent, Merger Sub or any other Parent Subsidiary. Parent, Merger Sub and the other Parent Subsidiaries are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.
Section 5.17    Properties.
(a)    Section 5.17(a) of the Parent Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by Parent or any Parent Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties”). Section 5.17(a) of the Parent Disclosure Letter sets forth a list of the address of each facility and real property which, as of the date of this Agreement, is under contract or signed letter of intent by Parent or a Parent Subsidiary for purchase by Parent or such Parent Subsidiary or which is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary after the date of this Agreement.
(b)    Parent or a Parent Subsidiary owns good, valid and marketable fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens. For the purposes of this Agreement, “Parent Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP), (iii) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (iv) Liens that are disclosed on the existing Parent Title Insurance Policies made available by or on behalf of Parent, Merger Sub or any Parent Subsidiary to the Company prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor, or sublessor, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vi) any other Liens that do not or will not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated.
(c)    To the knowledge of Parent, except as has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, the Parent Properties (i) are supplied with utilities reasonably required for their continued operation as they are now being operated and (ii) are, to the knowledge of Parent, in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company.
(d)    Neither Parent nor any Parent Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
(e)    No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Parent Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Parent Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Parent Properties has failed to be obtained or is not in full force and effect, and neither Parent nor any Parent Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect.
(f)    Except as set forth in Section 5.17(f) of the Parent Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Parent Property or, to the knowledge of Parent, any Parent Property leased by Parent or any Parent Subsidiary, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Parent Properties (assuming its continued use in the manner it is currently operated), and neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened for any Parent Property that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any Parent Property.
(g)    Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) the rent rolls for each of the Parent Properties, as of September 15, 2014, which rent rolls have previously been made available by or on behalf of the Parent or any Parent Subsidiary to the Company, and the schedules with respect to the Parent Properties subject to triple-net leases, which schedules have previously been made available to the Company, correctly reference each lease or sublease that was in effect as of September 15, 2014, and to which Parent or the Parent Subsidiaries are parties as lessors or sublessors with respect to each of the applicable Parent Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Parent Leases”) and (ii) Section 5.17(g) of the Parent Disclosure Letter sets forth the current rent annualized and security deposit amounts currently held for each Parent Lease (which security deposits are in the amounts required by the applicable Parent Lease).
(h)    True and complete in all material respects copies of (i) all ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties and (ii) all Parent Leases (collectively, the “Specified Parent Leases”), in each case, as such Specified Parent Lease is in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions through the date hereof related thereto, have been made available to the Company. Except as set forth in Section 5.17(h) of the Parent Disclosure Letter or as individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect, (1) none of Parent, Merger Sub or any other Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Specified Parent Lease, (2) none of Parent, Merger Sub or any other Parent Subsidiary is in receipt of any rent under any Parent Lease paid more than thirty (30) days before such rent is due and payable, and (3) each Specified Parent Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent, Merger Sub or any other Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Parent, Merger Sub or any other Parent Subsidiary is party to any oral Parent Lease.
(i)    Except as set forth in Section 5.17(i) of the Parent Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting the Parent Properties, and Parent and the Parent Subsidiaries have not received any written notice of (and Parent and the Parent Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Parent Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Parent and the Parent Subsidiaries, considered as a whole.
(j)    Except as set forth in Section 5.17(j) of the Parent Disclosure Letter, as of the date of this Agreement, (i) no purchase option has been exercised under any Specified Parent Lease and (ii) no holder of a purchase option under any Specified Parent Lease has notified the Parent of its intention to exercise such option; in each case, for which the purchase has not closed prior to the date of this Agreement.
(k)    Except for Parent Permitted Liens or as set forth in Section 5.17(k) of the Parent Disclosure Letter and as set forth in contracts provided to the Company prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any portion thereof that would materially adversely affect Parent’s, or any Parent Subsidiary’s, ownership, ground lease or right to use a Parent Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof that is owned by any Parent Subsidiary, which, in each case, is in favor of any party other than Parent or a Parent Subsidiary (a “Parent Third Party”).
(l)    Except as set forth in Section 5.17(l) of the Parent Disclosure Letter or pursuant to a Specified Parent Lease, including without limitation any ground lease affecting any Parent Property, neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which Parent or any Parent Subsidiary manages or manages the development of any real property for any Parent Third Party.
(m)    Parent and each Parent Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title Insurance Policy in the possession of the Parent has been made available to the Company. No written claim has been made against any Parent Title Insurance Policy, which, individually or in the aggregate, would be material to any Parent Property.
(n)    To the knowledge of Parent, Section 5.17(n) of the Parent Disclosure Letter lists each Parent Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) which is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, in each case other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business being performed by Parent or a Parent Subsidiary that are individually in the amount of $500,000 or less.
(o)    Parent, Merger Sub and the other Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (in each case, other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent’s, Merger Sub’s or any other Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Section 5.17(o) of the Parent Disclosure Letter sets forth all leased personal property of Parent or any Parent Subsidiary with monthly lease obligations in excess of $100,000 and that are not terminable upon thirty (30) days’ notice.

(p)    Section 5.17(p) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of facilities currently managed by each such party.
(q)    Except (A) for capital expenditures made or to be made in the ordinary course of business, (B) as set forth in Section 5.17(q) of the Parent Disclosure Letter or (C) as, individually or in the aggregate, would cost Parent and the Parent Subsidiaries less than $3,000,000 to repair or otherwise remediate for any Parent Property, Parent has no knowledge of (i) any structural defects relating to any Parent Property, (ii) Parent Properties whose building systems are not in working order, or (iii) physical damage to any Parent Property for which there is not insurance in effect covering the cost of the restoration and the loss of revenue (subject to a reasonable deduction or retention limit).
Section 5.18    Taxes. Except as expressly set forth in Section 5.18 of the Parent Disclosure Letter:
(a)    Parent and each Parent Subsidiary, if and as applicable, has (i) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authority all Tax Returns required to be filed by them, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on their behalf), or made adequate provision for, all material amounts of Taxes required to be paid by them, whether or not shown (or required to be shown) on any Tax Return. True and materially complete copies of all Tax Returns that have been filed with the IRS by Parent and each Parent Subsidiary with respect to the taxable years ending on or after December 31, 2010 have been provided or made available to representatives of the Company.
(b)    Merger Sub at all times since its formation has been and continues to be a disregarded entity of Parent for U.S. federal income Tax purposes under Section 301.7701-3 of the Treasury Regulations.
(c)    Parent (i) for all of its taxable years commencing with Parent’s initial taxable year that ended on December 31, 2010, and through and including its taxable year ended December 31, 2013 (and, for purposes of Section 7.3(a), through and including its taxable year ending December 31, 2014, if the Closing Date occurs in the taxable year ending December 31, 2015), has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for U.S. federal income Tax purposes for all such taxable years; (ii) has operated since January 1, 2014 (and, for purposes of Section 7.3(a), January 1, 2015, if the Closing Date occurs in the taxable year ending December 31, 2015) to the date hereof in such a manner so as to qualify as a REIT for U.S. federal income Tax purposes; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes the Closing Date) in such a manner so as to qualify as a REIT for its taxable year that will end December 31 of the year that includes the Merger (and consummation thereof); and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s knowledge, threatened. Section 5.18 of the Parent Disclosure Letter sets forth a list of each Qualified REIT Subsidiary and Taxable REIT Subsidiary of the Parent, and each Parent Subsidiary not set forth in Section 5.18 of the Parent Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from the Parent or Parent Subsidiary for U.S. federal income Tax purposes.
(d)    Each Parent Subsidiary and Other Parent Subsidiary has been since the later of its acquisition or formation and continues to be treated for U.S. federal and state income Tax purposes as either (i) a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, or (iii) a Taxable REIT Subsidiary.
(e)    None of Parent or any Parent Subsidiary holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.
(f)    (i) There are no disputes, audits, examination, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any material Taxes or Tax Returns of Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative proceeding relating to Taxes; (ii) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits, examinations, investigations or other proceedings; (iii) no deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to the knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect; (iv) neither Parent nor any Parent Subsidiary has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (v) neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (vi) neither Parent nor any Parent Subsidiary has in the past three years received a written claim by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to Taxation by that jurisdiction; (vii) neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (viii) neither Parent nor any Parent Subsidiary is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity; and (ix) no written power of attorney has been granted by the Parent or any of the Parent Subsidiaries (other than to the Parent or a Parent Subsidiary) which currently is in force with respect to any matter relating to Taxes.
(g)    Since Parent’s formation, (i) neither Parent nor any Parent Subsidiary has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code; and (ii) neither Parent nor any Parent Subsidiary has incurred any material liability for any other Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with acquisitions or dispositions of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material amount of Tax described in the previous sentence will be imposed upon Parent or any Parent Subsidiary.
(h)    Parent and each Parent Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely withheld and, in each case, has paid over to the appropriate Governmental Authorities any and all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.
(i)    There are no Parent Tax Protection Agreements currently in force, and no Person has raised, or to the knowledge of Parent threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Parent Tax Protection Agreement. As used herein, “Parent Tax Protection Agreements” means any agreement to which Parent or any Parent Subsidiary is a party and pursuant to which (i) any liability to any direct or indirect holder of partnership units of the Parent Operating Partnership or any other partnership interest in any Parent Subsidiary Partnership (“Relevant Parent Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Parent Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership or are so guarantying or indemnifying, or have so assumed, such debt; and/or (iv) any other agreement that would require any Parent Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Parent Subsidiary Partnership or any direct or indirect subsidiary of such Parent Subsidiary Partnership to consider separately the interests of the limited partners, members or other beneficial owners of such Parent Subsidiary Partnership or the holder of interests in such Parent Subsidiary Partnership in connection with any transaction or other action. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary or Other Parent Subsidiary that is a partnership for U.S. federal income Tax purposes.
(j)    There are no material Liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(k)    Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.
(l)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than customary provisions of commercial or credit agreements and Parent Tax Protection Agreements.
(m)    Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(n)    Neither Parent nor any Parent Subsidiary has participated in any “reportable transaction” within the meaning of Code Section 6707A and Treasury Regulations Section 1.6011-4(b)(2).
(o)    Neither Parent nor any Parent Subsidiary (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.
(p)    Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(q)    Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a plan or series of transactions (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.
Section 5.19    Insurance. Parent has made available to the Company copies of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in Parent’s possession providing coverage for all Parent Properties (the “Parent Insurance Policies”). The Parent Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Specified Parent Lease. Except as individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect, there is no claim for coverage by Parent, Merger Sub or any other Parent Subsidiary pending under any of the Parent Insurance Policies that has been denied or disputed by the insurer. Except as individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect, all premiums payable under all Parent Insurance Policies have been paid, and Parent, Merger Sub and the other Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Parent Insurance Policies. To the knowledge of Parent, such Parent Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and no written notice of cancellation or termination has been received by Parent or any Parent Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
Section 5.20    Opinion of Financial Advisor. The Parent Board has received the oral opinion of Robert A. Stanger & Co., to be confirmed in writing, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters referred to therein, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent, and as of the date of this Agreement, such opinion has not been revoked or modified. The Parent will make available to the Company, solely for informational purposes, a complete and correct copy of such written opinion promptly after receipt thereof by the Parent Board.
Section 5.21    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.
Section 5.22    Investment Company Act. None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.
Section 5.23    Ownership of Merger Sub; No Prior Activities.
(a)    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly by Parent.
(b)    Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
Section 5.24    Takeover Statutes. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. Neither Parent nor any Parent Subsidiary nor any of their respective affiliates or associates (as defined in Rule 12b‑2 of the Exchange Act) beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed five percent (5%) of the Company Common Stock), or has the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any Parent Subsidiary has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. Neither Parent nor any of the Parent Subsidiaries is an affiliate or associate (as defined in Rule 12b‑2 of the Exchange Act) of the Company. Neither Parent nor any of the Parent Subsidiaries has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock during the last two (2) years.
Section 5.25    Affiliate Transactions. Except as set forth in Section 5.25 of the Parent Disclosure Letter or as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011, through the date of this Agreement there have been no Parent Affiliate Transactions.
Section 5.26    No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

Article VI
COVENANTS AND AGREEMENTS
Section 6.1    Conduct of Business by the Company.
(a)    The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(c) of the Company Disclosure Letter, the Company shall, and shall cause each of the other Company Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use commercially reasonable efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company’s or the Company Subsidiaries’ control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with Third Parties, keep available the services of its present officers, maintain all Company Insurance Policies, and maintain the status of the Company as a REIT, and each Company Subsidiary as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary
(b)    The Company shall (i) use its commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.3(f), (ii) deliver to Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and DLA Piper (US) an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and DLA Piper (US) to render the opinion described in Section 7.2(f) and Section 7.3(f), respectively, on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Company Tax Representation Letter”) and (iii) deliver to DLA Piper (US) an officer’s certificate, dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable DLA Piper (US) to render the opinion described in Section 7.2(e) on the Closing Date.
(c)    Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or 6.1(c) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any other Company Entity to, do any of the following:
(i)    amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary) if such amendment would be materially adverse to the Company or Parent, or create an Excepted Holder Limit (as defined in the Company Charter);
(ii)    split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);
(iii)    declare, set apart or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any

Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular dividends in accordance with past practice at a rate not to exceed the annual rate of $1.50 per share of Company Common Stock, (B) the declaration and payment of dividends as set forth in Section 6.1(c)(iii) of the Company Disclosure Letter, (C) the declaration and payment of dividends in accordance with Section 6.14, (D) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, and (E) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(c)(iii), the Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code or avoid or reduce the imposition of any entity level income or excise Tax under the Code;
(iv)    redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary;
(v)    except (A) for issuances by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, (B) in the ordinary course of business consistent with past practice, or (C) as otherwise contemplated in Section 6.1(c)(v) of the Company Disclosure Letter, issue, sell, pledge, dispose, encumber or grant any shares of the Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of the Company Subsidiaries’ capital stock or other equity interests;
(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $25,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof;
(vii)    sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except sales, transfers or other dispositions of any property or assets at a total value of less than $100,000 in the aggregate in the ordinary course of business consistent with past practice;
(viii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of the Company or any of the Company Subsidiaries or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except Indebtedness incurred under the Company Credit Agreement (A) in the ordinary course of business consistent with past practice for general corporate purposes (including to the extent necessary to pay permitted dividends pursuant to Section 6.1(c)(iii)), (B) in connection with the funding of any transaction permitted by this Section 6.1(c), (C) such additional amounts as may be necessary to consummate the acquisitions, capital expenditures and tenant improvements that are set forth in Section 6.1(c)(viii) of the Company Disclosure Letter;
(ix)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, and (B) loans or advances (i) required to be made under any of the Company Leases, including without limitation any ground lease pursuant to which any Third Party is a lessee or sublessee on any

Company Property, or (ii) made to a Third Person tenants in the ordinary course of business consistent with past practice in amounts not to exceed $250,000 individually and $1,000,000 in the aggregate;
(x)    enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any Contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by the Company or any Company Subsidiary (other than notice of renewal), (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or transactions contemplated by this Agreement, provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company, any Company Subsidiary or Parent, (C) as may be reasonably necessary to comply with the terms of this Agreement; or (D) as otherwise expressly permitted by this Section 6.1(c);
(xi)    except as set forth in Section 6.1(c)(xi) of the Company Disclosure Letter, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Lease (or any lease for Real Property that, if existing as of the date hereof, would be a Company Lease);
(xii)    waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;
(xiii)    settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against the Company or any of the Company Subsidiaries (including relating to Taxes other than property tax appeals or disputes) to the extent exceeding, individually or in the aggregate, $100,000), and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock other than in accordance with Section 6.7;
(xiv)    except as required by applicable Law or as set forth in Section 6.1(c)(xiv) of the Company Disclosure Letter, (A) hire any officer (with a title of vice president or higher) of the Company or promote or appoint any Person to a position of officer (with a title of vice president or higher) of the Company (other than to replace any officer that departs after the date of this Agreement), in each case without consultation with the Parent Board, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of the Company’s directors or officers not required by any plan or arrangement as in effect on the date hereof, (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or Company Benefit Plan or any employee benefit plan that if entered into or adopted would be a Company Benefit Plan, (D) accelerate the vesting or payment of any award under the Company Equity Plan or of any other compensation or benefits, or (E) grant any awards under the Company Equity Plan or any bonus, incentive, performance or other compensation plan or arrangement, other than, with respect to clauses (C) and (E) (as to nonequity awards only), increases in salary in the ordinary course of business and consistent with past practice in the case of non-officer employees, or in connection with any non-officer employee hires or the promotion of any non-officer employees, consistent with past practice;
(xv)    fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2013, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;
(xvi)    enter into any new line of business;

(xvii)    fail to duly and timely file all material reports and other material documents required to be filed with the SEC or any other Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;
(xviii)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any Company Subsidiary (1) to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income Tax purposes or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (2) that is not treated as a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code as the date hereof to be so treated;
(xix)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Company Subsidiary in connection with any permitted acquisitions in a manner that would not reasonably be expected to be adverse to the Company or to prevent or impair the ability of the Company to consummate the Merger;
(xx)    form any new funds or joint ventures;
(xxi)    make or commit to make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;
(xxii)    amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the financial advisor referenced in Section 4.23 in a manner materially adverse to the Company, any Company Subsidiary or the Parent or engage other financial advisors in connection with the transactions contemplated by this Agreement;
(xxiii)    (A) enter into any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) file or amend any material Tax Return, (E) enter into any material closing agreement related to Taxes, (F) knowingly surrender any right to claim any material Tax refund, or (G) give or request any waiver of a statute of limitation with respect to any Tax Return, except in each case as reasonably necessary to (1) comply with Law or (2) (x) preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income Tax purposes or as a REIT, Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;
(xxiv)    subject to Section 6.5 and Section 8.1, take any action that would reasonably be expected to prevent or materially delay the consummation of transactions contemplated by this Agreement; or
(xxv)    authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.
(d)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise.
Section 6.2    Conduct of Business by Parent and Merger Sub.

(a)    Each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, the Parent Parties shall, and shall cause each of the other Parent Entities to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of any Parent Entities’ control excepted), keep available the services of its present officers, maintain all Parent Insurance Policies and maintain the status of Parent as a REIT.
(b)    The Parent Parties shall (i) use their commercially reasonable efforts to obtain the opinions of counsel referred to in Section 7.3(e) and Section 7.2(f), (ii) deliver to Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and DLA Piper (US) an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and DLA Piper (US) to render the opinion described in Section 7.2(f) and Section 7.3(f), respectively, on the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, and on the Closing Date (a “Parent Tax Representation Letter”), and (iii) deliver to Baker, Donelson, Bearman, Caldwell & Berkowitz, PC an officer’s certificate, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent and the Parent Operating Partnership, containing representations of Parent and the Parent Operating Partnership as shall be reasonably necessary or appropriate to enable Baker, Donelson, Bearman, Caldwell & Berkowitz, PC to render the opinion described in Section 7.3(e) on the Closing Date.
(c)    Without limiting the foregoing, each Parent Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or 6.2(c) of the Parent Disclosure Letter, and except as may be required by the Starwood Transaction Documents, the Parent Parties shall not, and shall not cause or permit any of the other Parent Entities to, do any of the following:
(i)    amend or propose to amend the Parent Charter or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);
(ii)    split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent, Merger Sub or any other Parent Subsidiary;
(iii)    declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular dividends in accordance with past practice and not for any interim period prior to the Effective Time, at an annual rate not to exceed $0.6939 per share of Parent Common Stock, (B) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary, and (C) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(c)(iii), and subject to Section 6.14, Parent and any Parent Subsidiary shall be permitted to make distributions, including under Sections 857, 858 or 860 of the Code, reasonably necessary for Parent to maintain its status as a REIT under the Code or avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv)    except pursuant to the Parent SRP, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Parent;
(v)    fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect as of December 31, 2013, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;
(vi)    take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Parent Subsidiary (1) to cease to be treated as any of (x) a partnership or disregarded entity for U.S. federal income Tax purposes or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, or (2) that is not treated as a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code as the date hereof to be so treated;
(vii)    enter into any new line of business;
(viii)    fail to duly and timely file all material reports and other material documents required to be filed with the SEC and with any Governmental Authority;
(ix)    adopt a plan of complete liquidation or resolutions providing for or authorizing such liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization of Parent;
(x)    except for (A) transactions among Parent and one or more wholly owned Parent Subsidiaries or among one or more wholly owned Parent Subsidiaries, (B) issuances of Parent Common Shares upon the exercise or settlement of any Parent option and issuances of equity or equity-based awards under the Parent equity plans set forth in Section 6.2(c)(x) of the Parent Disclosure Letter, or (C) in a public or private offering for cash or property, or (D) as otherwise contemplated in this Section 6.2, issue, sell, pledge, dispose, encumber or grant any shares of Parent’s or any of the Parent Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent’s or any of the Parent Subsidiaries’ capital stock or other equity interests;
(xi)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Parent Subsidiary), if such transaction would reasonably be expected to prevent or materially delay the consummation of the Merger or the transactions contemplated by this Agreement;
(xii)    enter into, modify, amend, renew or terminate any Parent Affiliate Transaction, if such transaction would reasonably be expected to prevent or materially delay the consummation of the Merger or the transactions contemplated by this Agreement;
(xiii)    subject to Section 8.1, take any action that would reasonably be expected to prevent or materially delay the consummation of transactions contemplated by this Agreement; or
(xiv)    authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.
(d)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of the Parent Board, upon advice of counsel to Parent, is reasonably necessary for Parent to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise.
(e)    Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or any Parent Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.
Section 6.3    Preparation of Form S-4 and Proxy Statement; Company Stockholder Meeting.
(a)    As promptly as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4, which will include the Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. The Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.
(b)    If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.
(c)    As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.5(a). Notwithstanding the foregoing provisions of this Section 6.3(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.
Section 6.4    Access to Information; Confidentiality.
(a)    During the Interim Period, to the extent permitted by applicable Law, the Company, on the one hand, and the Parent Parties, on the other hand, shall, and the Company and the Parent Parties shall cause each of the other Parent Entities and the other Company Entities, respectively, to, afford to the other parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company and each of the Parent Parties shall, and the Company and the Parent Parties shall cause each of the other Company Entities and the other Parent Entities, respectively, to, furnish reasonably promptly to the other parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other parties may reasonably request. No representation or warranty as to the accuracy of information provided pursuant to this Section 6.4 is made and the parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article IV or Article V, and no investigation under this Section 6.4 or otherwise shall affect any of the representations and warranties of the Company or of the Parent, respectively, contained in this Agreement or any condition to the obligations of the parties under this Agreement. Notwithstanding the foregoing, neither the Company nor the Parent Parties shall be required by this Section 6.4 to provide the other party or the Representatives of such other party with access to or to disclose information (i) relating to the consideration, negotiation and performance of this Agreement and related agreements, (ii) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use commercially reasonable efforts to obtain the required consent of such Third Party to such access or disclosure), (iii) the disclosure of which would violate any Law or legal duty of the party or any of its representatives or would cause a risk of loss of privilege to the withholding party or (iv) that is subject to any attorney-client, attorney work product or other legal privilege. Each of the parties hereto will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder. Prior to the Effective Time, each of the Parent Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with Third Parties with which the Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Company and the Company Subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of the Company (provided that, for the avoidance of doubt, nothing in this Section 6.4(a) shall be deemed to restrict the Parent Parties and their respective Representatives and Affiliates from contacting such parties in pursuing the business of Parent (operating in the ordinary course)).
(b)    Each of the parties hereto will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination hereof.
Section 6.5    Acquisition Proposals.
(a)    Subject to the other provisions of this Section 6.5, during the Interim Period, the Company agrees that it shall not, and shall cause each of the other Company Entities not to, and shall not authorize and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or that is reasonably likely to lead to, an Acquisition Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with any Third Party in furtherance of any Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal, (iv) approve, adopt, declare advisable or recommend, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than a Qualifying Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (vi) fail to include the Company Recommendation in the Proxy Statement or any Schedule 14D-9, as applicable or (vii) resolve, agree to or propose to do any of the foregoing (any act described in clauses (iii), (iv), (v) and (vi) above, an “Adverse Recommendation Change”).
(b)    Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the Company Stockholder Approval, the Company may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Acquisition Proposal by a Third Party made after the date of this Agreement (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making an Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Qualifying Confidentiality Agreement, and (B) any non‑public information concerning the Company Entities that is provided to such Third Party or its Representatives shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or substantially at the same time that such information is provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Representatives may contact any Third Party submitting a written Acquisition Proposal after the date of this Agreement to clarify the terms of such Acquisition Proposal for the purpose of the Company Board informing itself about such Acquisition Proposal.
(c)    The Company shall promptly notify Parent (but in no event later than thirty-six (36) hours after receipt) of any Acquisition Proposal from any Third Party, or any written request for nonpublic information relating to the Company or any Company Subsidiary by any Person that informs the Company or any of the Company Subsidiaries that it is considering making an Acquisition Proposal, or any written inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition

Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any Acquisition Proposal, inquiry or request (including a copy thereof). The Company shall also promptly, and in any event within thirty-six (36) hours, notify Parent orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any Person in accordance with Section 6.5(b) and shall keep Parent informed in all material respects of the status and terms of any such Acquisition Proposal, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or written correspondence relating thereto.
(d)    (i)    Notwithstanding the limitations set forth in Section 6.5(a), in circumstances involving an Acquisition Proposal, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change, if and only if, the Company Board (i) has received an unsolicited Acquisition Proposal (that did not result from a breach of this Section 6.5(d)(i)) that, in the good faith determination of the Company Board (A) is bona fide and (B) after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, and such Acquisition Proposal is not withdrawn, (ii) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law, (iii) has provided a written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action, specifying the reasons therefor and, in the case of an Adverse Recommendation Change pursuant to this Section 6.5(d)(i), describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action, (iv) shall have allowed three (3) Business Days (the “Notice Period”) to elapse following a Notice of Adverse Recommendation Change, (v) during such Notice Period, has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent, and (vi) following such Notice Period, again determines in good faith (after consultation with outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that (x) if, during such Notice Period, any material revisions are made to the Superior Proposal, the Company Board shall give a new written notice to Parent and shall comply with the requirements of this Section 6.5(d)(i) with respect to such new written notice (provided that the Notice Period following any such new written notice shall be two (2) Business Days) and (y) if following such Notice Period, the Company Board does not determine that such Acquisition Proposal constitutes a Superior Proposal but the Company Board thereafter determines to make an Adverse Recommendation Change pursuant to this Section 6.5 with respect to a separate Acquisition Proposal, the foregoing procedures referred to in this Section 6.5(d) shall apply anew and shall also apply to any subsequent amendment or change with respect thereto. Notwithstanding the limitations set forth in this Section 6.5, if the Company Board has concluded after consultation with the Company’s outside legal and financial advisors that an Acquisition Proposal constitutes a Superior Proposal, then the Company Board may, prior to the Company Stockholder Approval being obtained, cause the Company to, after complying with this Section 6.5(d)(i), enter into a binding written agreement with respect to such Superior Proposal and terminate this Agreement in accordance with Section 8.1(c)(ii).
(ii)    Notwithstanding the limitations set forth in Section 6.5(a), in circumstances not involving or relating to an Acquisition Proposal, the Company Board may make an Adverse Recommendation Change, if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was neither known to the Company Board nor reasonably foreseeable by the Company Board as of the date of this Agreement (and which change or development does not relate to an Acquisition Proposal), (ii) the Company Board has first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with the exercise of its duties under applicable Law, (iii) three (3) Business Days (the “Section 6.5(d)(ii) Notice Period”) shall have elapsed since the Company has given notice to Parent advising Parent that the Company Board intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such Section 6.5(d)(ii) Notice Period, the Company Board has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent, and (v) the Company Board, following such Section 6.5(d)(ii) Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by

Parent) that failure to do so would be inconsistent with the exercise of its duties under applicable Law; provided, however, that in the event the Company Board does not make an Adverse Recommendation Change following the Section 6.5(d)(ii) Notice Period, but thereafter determines to make an Adverse Recommendation Change pursuant to this Section 6.5(d)(ii) in circumstances not involving an Acquisition Proposal, the foregoing procedures referred to in this Section 6.5(d)(ii) shall apply anew.
(e)    Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law; provided, however, that this Section 6.5(e) shall not permit the Company Board to make an Adverse Recommendation Change except to the extent permitted by Section 6.5(d).
(f)    Upon execution of this Agreement, the Company shall, and shall cause each of the other Company Entities, and its and their Representatives to immediately cease any existing discussions, negotiations or communications with any Person conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will use its reasonable best efforts to promptly inform its Representatives of the obligations undertaken in this Section 6.5. The Company shall use its commercially reasonable efforts to cause all Third Parties who have been furnished confidential information regarding any Company Entity in connection with the solicitation of, or discussions regarding, an Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that they are entitled to have such information returned or destroyed).
(g)    Notwithstanding any Adverse Recommendation Change, unless this Agreement is validly terminated in accordance with its terms pursuant to Article VIII, the Company shall cause the approval of the Merger and the other transactions contemplated in this Agreement to be submitted to a vote of its stockholders at the Company Stockholder Meeting.
(h)    References in this Section 6.5 to the “Company Board” shall include a duly authorized committee thereof.
(i)    For purposes of this Agreement:
(i)    “Acquisition Proposal” shall mean any inquiry, proposal or offer made by any Person, whether in one transaction or a series of related transactions, relating to (A) any merger, consolidation, share exchange, business combination or similar transaction involving any of the Company Entities, (B) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of any Company Entity representing twenty percent (20%) or more of the consolidated assets of the Company Entities, taken as a whole as determined on a book-value basis, (C) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company, (D) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, or (E) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

(ii)    “Superior Proposal” shall mean a written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by a Third Party that, after taking into account all financial, legal, regulatory and any other factors that the Company Board deems relevant, including, without limitation, the availability of financing, (A) if consummated, would be more favorable to the Company and the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustments to the financial terms of this Agreement proposed by Parent in response to such Acquisition Proposal) and (B) if accepted, is reasonably likely to be completed on the terms proposed.
Section 6.6    Appropriate Action; Consents; Filings.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, the Company and each of the Parent Parties shall and shall cause the other Company Entities and the other Parent Entities, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including promptly responding to all requests by a Governmental Authority or other Person for additional information in support of any such filing or request for approval or waiver), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.
(b)    In connection with and without limiting the foregoing, each of the Parent Parties and the Company shall give (or shall cause the other Parent Entities or the other Company Entities, respectively, to give) any notices to Third Parties, and each of the Parent Parties and the Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.6(a) that are necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties hereto shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority. Notwithstanding the foregoing, obtaining any approval or consent from any Third Party pursuant to this Section 6.6(b) shall not be a condition to the obligations of Parent and Merger Sub to consummate the Merger.
(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, none of the parties hereto, any of the other Company Entities or any of the other Parent Entities, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.
Section 6.7    Notification of Certain Matters; Transaction Litigation.
(a)    The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.
(b)    The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, if, to the knowledge of such party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company or the Parent Parties to provide such prompt notice under this Section 6.7(b) shall not constitute a breach of covenant for purposes of Section 7.2(b) or Section 7.3(b).
(c)    Each of the parties hereto agrees to give prompt written notice to the other parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Company Entities or the other Parent Entities, respectively, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.
(d)    The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, of any Action commenced or, to such party’s knowledge, threatened in writing against, relating to or involving such party or any of the other Company Entities or the other Parent Entities, respectively, which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated by this Agreement. The Parent Parties shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Parent Parties and/or their directors relating to this Agreement and the transactions contemplated by this Agreement.

Section 6.8    Public Announcements. For so long as this Agreement is in effect, the parties hereto shall, and shall cause their respective Affiliates to, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the parties shall issue any such press release or make any such public statement or filing (including, without limitation, any public disclosure regarding the value of the Merger Consideration (other than the Exchange Ratio)) prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without obtaining the other parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order. If for any reason it is not reasonably practicable to consult with the other party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement then the party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement specifically permitted by Section 6.5.
Section 6.9    Directors’ and Officers’ Indemnification and Insurance.
(a)    For a period ending on the later of (i)  six (6) years from the Effective Time and (ii)  sixty (60) days after the date of the final, non‑appealable resolution of any Claim that is commenced prior to the sixth (6th) year anniversary of the Effective Time, to the fullest extent authorized or permitted by applicable Law, the Surviving Entity shall provide exculpation, indemnification and advancement of expenses for each Indemnitee, which is at least as favorable in scope and amount to such Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Indemnitee by the Company and the Company Subsidiaries immediately prior to the Effective Time in the Company Charter and the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) as the case may be, as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions or omissions at or prior to the Effective Time, including all transactions contemplated by this Agreement.
(b)    Without limiting or being limited by the provisions of Section 6.9(a), and without limiting any other or additional rights that any Indemnitee may have under any indemnification agreement, the Company Charter, the Company Bylaws, the Parent Charter or the Parent Bylaws, or, if applicable, similar organizational documents or agreements of any Company Subsidiary or Parent Subsidiary, from and after the Effective Time, to the fullest extent authorized or permitted by applicable Law, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Claim, to the extent such Claim arises out of, relates to or pertains to (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee, employee or agent of the Company or any of the Company Subsidiaries, or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Claim, and advance to each Indemnitee as now or hereafter in effect, any Claims Expenses of any Indemnitee without the requirement of any bond or other security, but, subject to Parent’s and the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnitee to repay such advanced amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified, to the extent such undertaking is required by applicable Law. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity shall not be liable for any settlement, compromise or consent to entry of judgment effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). As used in this Section 6.9, (i) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any party hereto, any Governmental Authority or any other Person, whether criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (A) matters that relate to such Indemnitee’s duties or service as a manager, director, officer, trustee, employee, agent or fiduciary of Company or any of the Company Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Company or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Effective Time, and (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 6.9, including any Action relating to a claim for indemnification or advancement brought by an Indemnitee. Parent and the Surviving Entity shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnitee hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnitee from all liability arising out of such Claim, or such Indemnitee otherwise consents thereto.
(c)    Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by the Company’s existing directors’ and officers’ liability insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from one or more insurance carriers with the same or better Best’s credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions and retentions that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies and with limits of liability that are no lower than the limits on the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better Best’s credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, D&O Insurance comparable to the Company’s D&O Insurance in effect as of the date of this Agreement that provides coverage for acts or omissions occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable in the aggregate than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage.
(d)    The Indemnitees to whom this Section 6.9 applies are third-party beneficiaries of this Section 6.9. The provisions of this Section 6.9 shall be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9; provided, however, that such Indemnitee provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnitee is not legally entitled to indemnification under Law, if such undertaking is required under applicable Law.
(e)    The rights of each Indemnitee under this Section 6.9 shall be in addition to any rights such Person or any employee of the Company or any Company Subsidiary may have under the Company Charter, the Company Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Company Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

(f)    Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9. Parent hereby guarantees the payment and performance of the Surviving Entity’s obligations pursuant to this Section 6.9.
Section 6.10    Certain Tax Matters.
(a)    Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(b)    The Company and its Affiliates shall, with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), take any actions, including making or causing its subsidiaries to make elections pursuant to Treasury Regulations Section 301.7701-3(c)(1)(i) and Section 856(l) of the Code, as are reasonably necessary to preserve its qualification as a REIT, and the Company and its Affiliates shall cooperate with Parent and its Representatives in taking any such actions as Parent may reasonably request.
(c)    The Company and the Company Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (taking into account applicable extensions) (“Pre-Closing Returns”) in a manner consistent with past practice, except as otherwise required by a change in applicable Law, (ii) fully and timely pay all material amounts of Taxes due and payable in respect of such Pre-Closing Returns that are so filed, (iii) properly reserve (and reflect such reserve in their books and records and financial statements to the extent required under GAAP) for all material amounts of Taxes payable by them for which no Pre-Closing Return is due prior to the Effective Time in a manner consistent with past practice and (iv) promptly notify Parent of any federal, state, local or foreign income or franchise Tax audit and any other legal proceeding pending or threatened in writing against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims.
Section 6.11    Merger Sub. Parent shall take all actions necessary to (a) cause the other Parent Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.
Section 6.12    Section 16 Matters. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Stock or acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 6.12.
Section 6.13    Termination of Company Equity Plan. Unless otherwise notified by Parent in writing, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary or appropriate to terminate the Company Equity Plan, effective no later than immediately prior to the Effective Time.

Section 6.14    Dividends.
(a)    Notwithstanding anything else to the contrary in this Agreement, including this Section 6.14, each of Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Effective Time, distributing any amounts determined by such party (in each case in consultation with the other party) to be the minimum dividend required to be distributed in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax assuming, for purposes of this Section 6.14(a), that the Company’s and Parent’s taxable year ends at the Effective Time (any dividend paid pursuant to this paragraph, a “Minimum Distribution Dividend.”)
(b)    If either party determines that it is necessary to declare a Minimum Distribution Dividend, it shall notify the other party at least twenty (20) days prior to the Effective Time, and such other party shall be entitled to declare a dividend payable to such other party’s stockholders in an aggregate amount equal to the aggregate amount of the Minimum Distribution Dividend declared by the party making such determination. The record and payment date for any dividend payable pursuant to paragraph (a) and (b) of this Section 6.14 shall be the close of business on the last Business Day prior to the Effective Time.
Section 6.15    Payoff Letter. The Company shall use its reasonable best efforts to deliver to Parent a customary payoff letter with respect to the Company Credit Agreement, executed by the applicable administrative agent thereunder, in form and substance reasonably satisfactory to Parent, no later than five (5) Business Days prior to the Closing Date (or such later date as Parent may agree in writing, but in any event, on or prior to the Closing Date), setting forth all amounts (including the outstanding principal, accrued and unpaid interest and all prepayment, defeasance or other fees and penalties) required to be paid by the Company or any other Company Entity under the Company Credit Agreement to cause the termination thereof on the Closing Date (collectively, the “Funded Debt Payoff Amount”). The Parent Parties shall cause the Funded Debt Payoff Amount to be paid on the Closing Date. Notwithstanding anything to the contrary in this Agreement, no Company Entity shall be obligated, by virtue of this Agreement, to make any prepayments with respect to the amounts outstanding under the Company Credit Agreement prior to the Closing Date.
Section 6.16    Takeover Statutes. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.
Section 6.17    Benefit Plans and Employee Matters. Immediately prior to the Effective Time, the Company shall terminate each of its employees, and, immediately thereafter and effective as of the Effective Time, shall terminate each of the Company Benefits Plans, in each case in accordance with applicable Law; provided, however, that each terminated Company employee shall be entitled to receive, and the Company shall pay, any and all amounts that such terminated employee is entitled to receive under the Company Benefit Plans (i) for the period such employee was employed by the Company, and (ii) as a result of such employee’s termination by the Company, including, without limitation, any severance, retention or bonus payments. The Company shall take such other actions prior to the Closing as reasonably requested by the Parent to bring any of the Company Benefit Plans into material compliance with applicable Laws. The Company shall advise Parent of and consult with Parent in connection with the termination of the employees and of the Company Benefit Plans pursuant to this Section 6.17.
Section 6.18    Director and Officer Resignations. The Company shall use commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director and officer of the Company and the Company Subsidiaries in office immediately prior to the Effective Time to be effective as of the Effective Time.

Section 6.19    Appraisals. The Company shall use its commercially reasonable efforts to deliver to Parent any appraisals in its possession with respect to each of the Company Properties as soon as practicable following the date of this Agreement, provided that Parent executes a non-reliance letter in customary form prior to receipt of such appraisals.
Section 6.20    Parent Shareholder Redemption Plan. For the purposes of the Parent’s Shareholder Redemption Plan (such plan as it may be in effect from time to time and any subsequent shareholder redemption plan, the “Parent SRP”) and as of the Effective Time, Parent agrees that each holder of the Company Common Stock as of the Effective Time (i) shall be eligible to participate in the Parent SRP on the same terms as the other holders of Parent Common Stock and (ii) for purposes of the Parent SRP, shall be deemed to have purchased such holder’s Merger Consideration on the date(s) such holder purchased such holder’s shares of Company Common Stock from the Company and at the purchase price(s) paid by such holder to the Company as adjusted for the Exchange Ratio, and Parent, at or prior to the Effective Time, shall amend the Parent SRP or take other steps necessary to so provide, to the extent necessary or required after consultation with outside legal counsel.

Article VII
CONDITIONS
Section 7.1    Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:
(a)    Approval and Consent. The Company Stockholder Approval shall have been obtained.
(b)    No Restraints. No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Merger or any of the transactions contemplated by this Agreement.
(c)    Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.
Section 7.2    Conditions to the Obligations of Parent and Merger Sub. The respective obligations of the Parent Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties set forth in Section 4.3(a) (Capital Structure) (except for the first two sentences) and Section 4.4 (Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c)    Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(d) have been satisfied.
(d)    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(e)    REIT Opinion. The Parent shall have received a written opinion of DLA Piper (US), dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, commencing with the Company’s taxable year that ended on December 31, 2010, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company and provided pursuant to Section 6.1(b).
(f)    Section 368 Opinion. Parent shall have received the written opinion of its counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter.
(g)    Board Observer Indemnification Agreement. The Observer shall have executed and delivered to Parent the Board Observer Indemnification Agreement.
Section 7.3    Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties set forth in Section 5.3(a) (Capital Structure) (except the first two sentences) and Section 5.4 (Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)    Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(d) have been satisfied.
(d)    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(e)    REIT Opinion. Company shall have received a written opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2010, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by Parent and provided pursuant to Section 6.2(b).
(f)    Section 368 Opinion. The Company shall have received a written opinion of its counsel, DLA Piper (US), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the Company Tax Representation Letter and Parent Tax Representation Letter. The condition set forth in this Section 7.3(f) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.
(g)    Board Observer Indemnification Agreement. Parent shall have executed and delivered to the Observer the Board Observer Indemnification Agreement.

Article VIII
TERMINATION, AMENDMENT AND WAIVER
Section 8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted) by action taken or authorized by the Parent Board or the Company Board, as follows:
(a)    by mutual written agreement of each of Parent and the Company; or
(b)    by either Parent or the Company, upon notice to the other party, if:
(i)    the Effective Time shall not have occurred on or before September 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of the other Parent Parties) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date; or
(ii)    any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of any other Parent Party) to perform any of its obligations under this Agreement, including pursuant to Section 6.6; or
(iii)    the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the other transactions contemplated by this Agreement have been voted upon, provided that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to an action or the failure to act of such party (and in the case of Parent, including the failure of any other Parent Party) that constitutes a material breach of any of its obligations under this Agreement; or
(c)    by the Company, upon written notice to Parent:
(i)    if any Parent Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured on or before the Outside Date or, if curable, is not cured by the Parent Parties within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied; or
(ii)    at any time prior to the receipt of the Company Stockholder Approval in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.5(d)(i); provided, however, that this Agreement may not be so terminated unless the payment required by Section 8.3(a) is made in full to Parent concurrently with the occurrence of such termination and the entry into such Alternative Acquisition Agreement with respect to such Superior Proposal, and in the event that such Alternative Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or
(d)    by Parent, upon written notice to the Company, if:
(i)    the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (B) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if any Parent Party is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied; or
(ii)    (A) the Company Board shall have made an Adverse Recommendation Change (provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(d)(ii) as a result of an Adverse Recommendation Change will expire twenty (20) days after the date upon which Parent receives notice from the Company of such Adverse Recommendation Change), and (B) the Company Board, after public announcement by any Person of an Acquisition Proposal, fails to recommend against such Acquisition Proposal within fifteen (15) days of being requested to do so by Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if any Parent Party shall have materially breached its obligations under this Agreement and such breach shall not have been fully cured by such Parent Party at the time of the Adverse Recommendation Change or at the time of the Company Board’s failure to recommend against an Acquisition Proposal (as applicable).
Section 8.2    Effect of Termination. In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and subject to compliance with Section

8.3, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto (or any of the other Company Entities, the other Parent Entities or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary, (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or Willful Breach of this Agreement and (b) the Company Confidentiality Agreement, the Parent Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.
Section 8.3    Fees and Expenses in Termination.
(a)    If, but only if, the Agreement is terminated:
(i)    by either Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) and the Company (A) receives or has received a bona fide Acquisition Proposal with respect to the Company, which proposal has been publicly announced (and not withdrawn) prior to the date of the Company Stockholder Meeting (with respect to a termination under Section 8.1(b)(iii)) or prior to the termination of this Agreement (with respect to a termination under Section 8.1(d)(i)) and (B) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, such Acquisition Proposal, then the Company shall pay, or cause to be paid, to Parent the Termination Fee less, if previously paid pursuant to Section 8.3(a)(iii) below, the Expense Amount, by wire transfer of same day funds to an account designated by the Parent, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”;
(ii)    by the Company pursuant to Section 8.1(c)(i), then Parent shall pay, or cause to be paid, to the Company the Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination;
(iii)    by either Parent or the Company pursuant to Section 8.1(b)(iii) because the Company Stockholder Approval shall not have been obtained, or by Parent pursuant to Section 8.1(d)(i), then the Company shall pay, or cause to be paid, to Parent the Expense Amount (by wire transfer to an account designated by the Company) within two (2) Business Days of such termination;
(iv)    by the Company pursuant to Section 8.1(c)(ii) then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent as a condition to the effectiveness of such termination;
(v)    by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination;

(b)    Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:
(i)    under no circumstance shall the Company or the Parent be required to pay both the Termination Fee and the Expense Amount, or be required to pay the Termination Fee or the Expense Amount, as applicable, on more than one occasion; and
(ii)    neither Parent nor the Company shall be required to pay any amount in excess of the Termination Fee or the Expense Amount, as applicable, except as set forth in Section 8.3(c) or in the case of such party’s fraud or Willful Breach of this Agreement.
(c)    Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate of KeyBank National Association in effect on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.
(d)    Limitations on Payment.
(i)    If one party to this Agreement (the “Fee Payor”) is required to pay another party to this Agreement (the “Fee Payee”) an Expense Amount or Termination Fee, such Expense Amount or Termination Fee, as applicable, shall be paid into escrow on the date such payment is required to be paid by the Fee Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(d). In the event that the Fee Payor is obligated to pay the Fee Payee the Expense Amount or Termination Fee, as applicable, the amount payable to the Fee Payee in any tax year of the Fee Payee shall not exceed the lesser of (i) the Expense Amount or Termination Fee, as applicable, of the Fee Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Fee Payee has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Fee Payee’s independent accountants, plus (B) in the event the Fee Payee receives either (x) a letter from the Fee Payee’s counsel indicating that the Fee Payee has received a ruling from the IRS as described below in this Section 8.3(d) or (y) an opinion from the Fee Payee’s outside counsel as described below in this Section 8.3(d), an amount equal to the excess of the Expense Amount or the Termination Fee, as applicable, less the total amount paid under clause (A) above.
(ii)    To secure the Fee Payor’s obligation to pay these amounts, the Fee Payor shall deposit into escrow an amount in cash equal to the Expense Amount or the Termination Fee, as applicable, with an escrow agent selected by the Fee Payor on such terms (subject to this Section 8.3(d)) as shall be mutually agreed upon by the Fee Payor, the Fee Payee and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 8.3(d) shall be made at the time the Fee Payor is obligated to pay the Fee Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to the Fee Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Fee Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Fee Payee has income from unknown sources during such year in an amount equal to one percent (1%) of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Fee Payee, or (ii) a letter from the Fee Payee’s counsel indicating that (A) the Fee Payee received a ruling from the IRS holding that the receipt by the Fee Payee of the Expense Amount and/or Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Fee Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Fee Payee of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to the Fee Payee. The Fee Payor agrees to amend this Section 8.3(d) at the reasonable request of the Fee Payee in order to (i) maximize the portion of the Expense Amount and/or the Termination Fee, as applicable, that may be distributed to the Fee Payee hereunder without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Fee Payee’s chances of securing a favorable ruling described in this Section 8.3(d) or (iii) assist the Fee Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.3(d). Any amount of the Expense Amount and/or the Termination Fee, as applicable, that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(d), provided, that the obligation of the Fee Payor to pay the unpaid portion of the Expense Amount and/or the Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Any costs and expenses of the escrow agent shall be borne solely by the Fee Payee.
Any payment due to a party described in Section 8.3(c) shall be subject to the same limitations on payment as set forth in this Section 8.3(d).
Section 8.4    Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law requires the further approval of the stockholders of the Company without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
Section 8.5    Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
Section 8.6    Fees and Expenses. Except as otherwise provided in this Agreement, including Section 8.3, and except with respect to (i) all costs and expenses of printing and mailing the Proxy Statement, which shall be borne by the Company, and (ii) all SEC and other regulatory filing fees incurred in connection with the Form S-4, which shall be borne by Parent, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated.

Section 8.7    Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such Tax, “Transfer Taxes”) and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Stock, all Transfer Taxes.

Article IX
GENERAL PROVISIONS
Section 9.1    Non-Survival of Representations and Warranties. None of the representations, warranties, covenants, or agreements in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, or agreements shall survive the earlier of (a) the Effective Time or (b) termination of this Agreement, except for those covenants or agreements, which by its terms contemplates performance after the Effective Time or the termination of this Agreement (including, without limitation, the covenants and agreements in Sections 2.7, 6.9, 6.17, 6.20 and 8.3, and the provisions of this Article IX). The Company Confidentiality Agreement and the Parent Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.
Section 9.2    Notices. Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communication hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission), when transmitted, or if sent by e-mail (including e-mail of a PDF attachment), upon acknowledgement of receipt of such notice by the intended recipient (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) if sent by overnight delivery service with proof of service, upon receipt of proof of delivery; and (d) if sent by certified or registered mail (return receipt requested and first-class postage prepaid), upon receipt; provided, in each case, such notice, request, claim, demand or other communication is addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Griffin Capital Essential Asset REIT, Inc.
Griffin Capital Plaza, 1520 Grand Avenue
El Segundo, California 90245
Telephone:	(310) 606-5900
Facsimile:	(310) 606-5910
Email:	hhirsch@griffincapital.com
Attention:	Howard Hirsch
with a copy (which shall not constitute notice) to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
3414 Peachtree Road, N.E., Suite 1600
Atlanta, Georgia 30326
Telephone:	(404) 443-6702
Facsimile:	(404) 238-9626
Email:	mrafter@bakerdonelson.com rmattern@bakerdonelson.com
Attention:	Michael K. Rafter Richard F. Mattern
if to the Company prior to the Closing:

Signature Office REIT, Inc.
6200 The Corners Parkway, Suite 100
Norcross, Georgia 30092
Telephone:	(770) 243-8124
Email:	doug.williams@signaturereit.com
Attention:	Douglas Williams
with a copy (which shall not constitute notice) to:

Rogers & Hardin LLP
2700 International Tower, 229 Peachtree Street N.E.
Atlanta, Georgia 30303
Telephone:	(404) 420-4615
Facsimile:	(404) 230-0975
Email:	DThunhorst@rh-law.com
Attention:	David G. Thunhorst
Section 9.3    Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).
Section 9.4    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect promptly the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
Section 9.5    Assignment; Delegation. Other than to the Surviving Entity, neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto.
Section 9.6    Entire Agreement. This Agreement (including the Exhibits, Annexes and Appendices hereto) constitutes, together with the Company Confidentiality Agreement and the Parent Confidentiality Agreement, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.
Section 9.7    No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, except for the provisions of (a) Article III (which from and after the Effective Time, shall be for the benefit of the holders of Company Common Stock immediately prior to the Effective Time), (b) Section 6.9 (which from and after the Effective Time, shall be for the benefit of the parties referred to in such section), (c) Sections 2.7(c) and 2.7(d) (which from after the Effective Time, shall be for the benefit of the Observer and the alternate Observer) and (d) the right of the Company and the Parent, on behalf of its respective stockholders, to pursue claims for others. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.8    Specific Performance. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at Law or in equity. Each party waives the requirement for the securing or posting of any bond in connection with such injunction or injunctions.
Section 9.9    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a PDF attachment shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 9.10    Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.
Section 9.11    Consent to Jurisdiction. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any MD Court.
Section 9.12    Waiver of Jury Trial. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
Section 9.13    Tax Advice. Neither Parent, Merger Sub or their respective advisors, on the one hand, nor the Company or its respective advisors, on the other hand, make any representations or warranties to the other regarding the Tax treatment of the Merger or any other transaction contemplated thereunder, except as explicitly stated in this Agreement or the documents delivered pursuant to this Agreement, and each of the parties acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement.
[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.
PARENT:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

By:     /s/ Kevin A. Shields
Name:     Kevin A. Shields
Title:     Chief Executive Officer

MERGER SUB:

GRIFFIN SAS, LLC

By:     /s/ Kevin A. Shields
Name:     Kevin A. Shields
Title:     Chief Executive Officer

COMPANY:

SIGNATURE OFFICE REIT, INC.

By:     /s/ Douglas P. Williams
Name:     Douglas P. Williams
Title:     Executive Vice President

Exhibit A
BOARD OBSERVER AND INDEMNIFICATION AGREEMENT
THIS BOARD OBSERVER AND INDEMNIFICATION AGREEMENT, dated as of the ____ day of _____________, 2015 (this “Agreement”), is made by and between GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC., a Maryland corporation (the “Company”), and STEPHEN J. LAMONTAGNE (“Observer”).

WHEREAS, on November 21, 2014, the Company and Griffin SAS, LLC (“Merger Sub”), a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Signature Office REIT, Inc. (“Signature”), whereby Signature was merged with and into Merger Sub, with Merger Sub as the surviving entity;
WHEREAS, pursuant to the Merger Agreement, the Company has agreed that Signature may appoint a non-voting observer who will be entitled to attend and participate in all meetings of the Company’s Board of Directors (the “Board”) and any and all committees thereof (each a “Committee” and, collectively, the “Committees”), with such further rights and upon such further restrictions as set forth in the Merger Agreement; and
WHEREAS, Signature has appointed Observer as the non-voting observer pursuant to the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing, and in accordance with the terms of the Merger Agreement, the Company and Observer hereby agree as follows:
1.Board Observer Rights.

(a)The Company agrees that it will invite Observer to attend, in a non-voting observer capacity, all meetings of the Board and any and all Committees for the purposes of permitting Observer to have current information with respect to the affairs of the Company and the actions taken by the Board and Observer to provide input and advice with respect thereto (the “Approved Purposes”). Observer shall have the right to be heard at any such meeting, but in no event shall Observer: (i) be deemed to be a member of the Board or such Committees; (ii) have the right to vote on any matter under consideration by the Board or such Committees or otherwise have any power to cause the Company to take, or not to take, any action; or (iii) except as expressly set forth in this Agreement, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its stockholders or any duties (fiduciary or otherwise) otherwise applicable to the directors of the Company.  As a non-voting observer, Observer will also be provided (concurrently with delivery to the directors of the Company and in the same manner delivery is made to them) copies of all notices, minutes, consents, and all other materials or information (financial or otherwise) that are provided to the directors with respect to a meeting or any written consent in lieu of meeting (except to the extent Observer has been excluded therefrom pursuant to clause (c) below).

(b)If a meeting of the Board or any of the Committees is conducted via telephone or other electronic medium (e.g., videoconference), Observer may attend such meeting via the same medium; provided, however, that it shall be a material breach of this Agreement by Observer to provide any other person access to such meeting without the Company’s express prior written consent (which consent may be by e-mail).

(c)Notwithstanding the foregoing, the Company may exclude Observer from access to any material or meeting or portion thereof if: (i) the Board concludes in good faith, upon advice of the Company’s counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege between the Company and such counsel; provided, however, that any such exclusion shall apply only to such portion of the material or such portion of the meeting which would be required to preserve such privilege and not to any other portion thereof; or (ii) such portion of a meeting is an executive session limited solely to independent director members of the Board, independent auditors and/or legal counsel, as the Board may designate, and Observer (assuming Observer were a member of the Board) would not meet the then-applicable standards for independence adopted by the New York Stock Exchange, or such other exchange on which the Company’s securities are then traded.

(d)The Company shall compensate Observer in the same amount of all cash retainers, meeting fees and any other cash fees as if Observer were an independent director member of the Board and a member of each of the committees thereof, as such cash compensation may be modified from time to time. Further, the Company shall reimburse Observer for all reasonable out-of-pocket expenses incurred by Observer in connection with attendance at Board and Committee meetings. All compensation and reimbursements payable by the Company pursuant to this Section 1(d) shall be paid to Observer in accordance with the Company’s policies and practices with respect to director compensation and expense reimbursement then in effect; provided, however, that any such compensation or reimbursement shall be paid to Observer no later than comparable compensation or reimbursement is paid to the members of the Board.

(e)The rights described in this Section 1 shall terminate upon: (i) the end of the Observer Period, as described in the Merger Agreement; (ii) any material violation of the terms of this Agreement by Observer which (A) remains uncured within ten business days after receipt of notice thereof, or (B) if such violation is not subject to cure, directly causes harm to the Company in the Board’s sole and absolute discretion; or (iii) the death or disability of Observer.

2.Confidential Treatment of Company Confidential Information.

(a)In consideration of the Company’s disclosure to Observer of information which is not publicly available concerning the Company for the Approved Purposes, Observer agrees that this Agreement will apply to all information, in any form whatsoever, disclosed or made available to Observer concerning the Company, its affiliates and/or the Approved Purposes (“Confidential Information”).

(b)Except as otherwise provided herein, Observer agrees: (i) to hold Confidential Information in strict confidence; (ii) not to disclose Confidential Information to any third parties; and (iii) not to use any Confidential Information for any purpose except for the Approved Purposes. Observer may disclose the Confidential Information to its responsible agents, advisors, affiliates and representatives with a bona fide need to know (“Representatives”), but only to the extent necessary for the Approved Purposes. Observer agrees to instruct all such Representatives not to disclose such Confidential Information to third parties without the prior written permission of the Company. Observer will, at all times, remain liable under the terms of this Agreement for any unauthorized disclosure or use by any of its Representatives of Confidential Information provided to such Representatives by Observer.

3.Exempted Disclosure. The foregoing restriction on the use and nondisclosure of Confidential Information will not include information which: (i) is, or hereafter becomes, through no act or failure to act on the part of Observer, generally known or available to the public; (ii) was acquired by Observer before receiving such information from the Company, without restriction as to use or disclosure; (iii) is hereafter furnished to Observer by a third party, without, to Observer’s knowledge, restriction as to use or disclosure; (iv) such information was independently developed by Observer; or (v) is required or requested to be disclosed pursuant to judicial, regulatory or administrative process or court order, provided, that to the extent permitted by law, rule or regulation and reasonably practicable under the circumstances, Observer gives the Company prompt notice of such required disclosure so that the Company may challenge the same.

4.Return of Confidential Information. Following the termination of the rights of Observer described in Section 1 and upon request of the Company, Observer will promptly: (i) return to the Company all physical materials containing or consisting of Confidential Information and all hard copies thereof; and (ii) destroy all electronically stored Confidential Information in Observer’s possession or control. Observer may retain in his confidential files one copy of any item of Confidential Information in order to comply with any legal, compliance or regulatory requirements. Any Confidential Information that is not returned or destroyed, including, without limitation, any oral Confidential Information, and all notes, analyses, compilations, studies or other documents prepared by or for the benefit of Observer from such information, will remain subject to the confidentiality obligations set forth in this Agreement indefinitely.

5.Disclaimer. All Confidential Information is provided to Observer “as is” and the Company does not make any representation or warranty as to the accuracy or completeness of the Confidential Information or any component thereof. The Company will have no liability to Observer resulting from the reliance on the Confidential Information by Observer or any third party to whom such Confidential Information is disclosed.

6.Company Ownership of Confidential Information. Observer acknowledges that all of the Confidential Information is owned solely by the Company (or its licensors) and that the unauthorized disclosure or use of such Confidential Information would cause irreparable harm and significant injury, the degree of which may be difficult to ascertain. Therefore, in the event of any breach of this Agreement, the Company is entitled to seek all forms of equitable relief (including an injunction and order for specific performance), in addition to all other remedies available at law or in equity.

7.Observer and Representative Compliance with Securities Laws. Observer agrees that the Confidential Information is given in confidence in accordance with the terms of this Agreement, and Observer will not take any action relating to the securities of the Company which would constitute insider trading, market manipulation, or any other violation of applicable securities law. Observer agrees to instruct all of its Representatives to whom it discloses Confidential Information that they may not take any action relating to the securities of the Company which would constitute insider trading, market manipulation, or any other violation of applicable securities law.

8.Indemnity.

(a)The Company will indemnify and hold harmless Observer from and against any losses, claims, damages, liabilities and expenses to which Observer may become subject, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of, relate to, or are based upon Observer’s designation or attendance as a non-voting observer at meetings of the Board and Committees, Observer’s receipt of materials or information under this Agreement, or Observer’s exercise of his rights under this Agreement. The Company will pay or reimburse Observer for such losses, claims, damages, liabilities and expenses as they are incurred, including, without limitation, for amounts incurred in connection with investigating or defending any such loss, claim, damage, liability, expense or action.

(b)Promptly after receipt by Observer under Section 8(a) of notice of the commencement of any action (but in no event in excess of 30 days after receipt of actual notice), Observer will, if a claim in respect thereof is to be made against Observer under this Section 8, notify the Company in writing of the commencement thereof, but the omission to so notify the Company will not relieve the Company from any liability under this Section 8, except to the extent that the Company is materially prejudiced by such failure to notify and, in such case, only as to the particular item for which indemnification is then being sought and with respect to which the Company has been materially prejudiced and not from any other liability which the Company may have to Observer. In case any such action is brought against Observer, and Observer notifies the Company of the commencement thereof, the Company will be entitled, to the extent it may wish, to participate in the defense thereof, with separate counsel. Such participation shall not relieve the Company of the obligation to pay or reimburse Observer for reasonable legal and other expenses (subject to Subsection (c)) incurred by Observer in defending itself, except for such expenses incurred after the Company has deposited funds sufficient to effect the settlement (unless an expungement proceeding has been initiated), with prejudice, of the claim in respect of which indemnity is sought. The Company shall not be liable to Observer on account of any settlement of any claim or action effected without the consent of the Company, such consent not to be unreasonably withheld or delayed.

(c)The Company shall pay all reasonable legal fees and expenses of Observer in the defense of such claims or actions; provided, however, that the Company shall not be obliged to pay legal expenses and fees to more than one law firm (in addition to local counsel) in connection with the defense of similar claims arising out of the same alleged acts or omissions giving rise to such claims notwithstanding that such actions or claims are alleged or brought by one or more parties against Observer. Such law firm (in addition to local counsel) shall be paid only to the extent of services performed by such law firm and no reimbursement shall be payable to such law firm on account of legal services performed by another law firm (other than local counsel).

9.Insurance. For the duration of Observer’s appointment as Observer of the Company, and thereafter for the duration of the applicable statute of limitations, the Company shall cause to be maintained in effect a policy of liability insurance coverage for Observer against liability that may be asserted against or incurred by him in his capacity as Observer which is equivalent in scope and amount to that provided to the members of the Board. Upon request, the Company shall provide Observer or his counsel with a copy of all directors’ liability insurance applications, binders, policies, declarations, endorsements, and other related materials. Notwithstanding the foregoing, the Company may, but shall not be required to, create a trust fund, grant a security interest, or use other means, including, without limitation, a letter of credit, to ensure the payment of such amounts as may be necessary to satisfy its obligations to indemnify and advance expenses pursuant to this Agreement.

10.Governing Law: Venue for Disputes. This Agreement shall be governed in all respects by the laws of the State of Maryland (without giving effect to principles of conflicts of laws which would lead to the application of the laws of another jurisdiction). Each party hereby irrevocably and unconditionally consents to the jurisdiction of the federal and state courts in Los Angeles County, State of California, for any action, suit or proceeding arising out of or related to this Agreement. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the federal and state courts in Los Angeles County, State of California, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.Notices. All notices and communications hereunder shall be in writing and shall be deemed to have been given and delivered when deposited in the United States mail, postage prepaid, registered or certified mail, to the applicable address set forth below.
To the Company:    Griffin Capital Essential Asset REIT, Inc.
Attention: Kevin A. Shields
Griffin Capital Plaza
1520 Grand Avenue
El Segundo, California 90245

With a copy to:        Howard S. Hirsch
Griffin Capital Plaza
1520 Grand Avenue
El Segundo, California 90245

To Observer:        Stephen J. LaMontagne
5421 Beau Reve Park
Marietta, GA 30068

12.Entire Agreement. This Agreement, together with the Merger Agreement, constitutes the complete and exclusive statement regarding the subject matter of this Agreement and supersedes all prior agreements, understandings and communications, oral or written, between the parties regarding the subject matter of this Agreement.

13.Expenses. The Company agrees to reimburse Observer, and Observer agrees to reimburse the Company, for the actual and reasonable costs and expenses of the other party that such other party incurs in connection with the enforcement of this Agreement or any claim, damages or litigation relating to any breach of this Agreement, if such other party is found to have breached this Agreement.

14.Term. The provisions of Section 1 hereof shall terminate and be of no further force or effect pursuant to Section 1(e) hereof. Notwithstanding the provisions of this Section 14, the provisions of Sections 2, 3, 4, 6, 7, 8, 9, 10, 13 and this Section 14 shall survive any termination or expiration of this Agreement.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have hereto executed this Agreement as of the date first above written.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

By:
Kevin A. Shields, Chief Executive Officer

OBSERVER

Stephen J. LaMontagne